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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                               GUEST SUPPLY, INC.
                           (Name of Subject Company)

                               GUEST SUPPLY, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  401630 10 8
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              CLIFFORD W. STANLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               GUEST SUPPLY, INC.
                          4301 U.S. HIGHWAY ONE SOUTH
                              POST OFFICE BOX 902
                    MONMOUTH JUNCTION, NEW JERSEY 08852-0902
                           TELEPHONE: (609) 514-9696

          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With Copies To:

      THOMAS M. HAYTHE, ESQ.          B. JOSEPH ALLEY, JR., ESQ.        BRADLEY P. COST, ESQ.
GENERAL COUNSEL, GUEST SUPPLY, INC.    ARNALL GOLDEN GREGORY LLP                TORYS
          90 PARK AVENUE               2800 ONE ATLANTIC CENTER            237 PARK AVENUE
     NEW YORK, NEW YORK 10016         1201 WEST PEACHTREE STREET      NEW YORK, NEW YORK 10017
     TELEPHONE: (212) 210-9583        ATLANTA, GEORGIA 30309-3450     TELEPHONE: (212) 880-6000
                                            (404) 873-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Guest Supply, Inc., a New Jersey corporation ("Guest Supply"). The address of the principal executive offices of Guest Supply is 4301 U.S. Highway One South, Post Office Box 902, Monmouth Junction, New Jersey 08852-0902. The telephone number of the principal executive offices of Guest Supply is (609) 514-9696. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, no par value, including the associated preferred stock purchase rights, of Guest Supply (the "Guest Supply common stock"). As of January 31, 2001, there were 6,848,575 shares of Guest Supply common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name, business address and business telephone number of Guest Supply, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Sysco Corporation, a Delaware corporation ("SYSCO"), through its wholly owned subsidiary, Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS of New Jersey"), disclosed in a tender offer statement on Schedule TO ("Schedule TO"), dated February 5, 2001, to exchange shares of SYSCO common stock for all outstanding shares of Guest Supply common stock that are validly tendered and not properly withdrawn, subject to the conditions set forth in the preliminary prospectus of SYSCO dated February 5, 2001 (the "Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Prospectus and the Letter of Transmittal are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

     The number of shares of SYSCO common stock that you will receive in the offer in exchange for each share of Guest Supply common stock validly tendered and not properly withdrawn will be based on an exchange ratio. The exchange ratio will be determined based upon the average of the closing prices per share of SYSCO common stock on The New York Stock Exchange ("NYSE") for each of the fifteen consecutive trading days ending on the trading day that is five trading days prior to the expiration date of the offer, as it may be extended from time to time as set out below, which we refer to as the SYSCO average trading price. If the SYSCO average trading price is:

     - at least $22.00, but less than or equal to $30.00, you shall receive for each share of Guest Supply common stock a number of shares of SYSCO common stock equal to $26.00 divided by the SYSCO average trading price;

     - less than $22.00, you shall receive for each share of Guest Supply common stock approximately 1.1818 shares of SYSCO common stock; or

     - more than $30.00, you shall receive for each share of Guest Supply common stock approximately 0.8667 shares of SYSCO common stock.

     The SYSCO average trading price cannot be determined at this time.

     On February 1, 2001, the closing price of the SYSCO common stock was $27.30. If the SYSCO average trading price were equal to this closing price, Guest Supply shareholders would receive approximately 0.9524 shares of SYSCO common stock for each share of Guest Supply common stock.

     The expiration date of the offer is currently March 5, 2001 but may be extended by SYSCO under certain circumstances as described under the caption "The Offer -- Extension, Subsequent Offering Period, Termination and Amendment" below. SYSCO is required to complete the offer at the end of the then current offer period without further extension when the minimum tender condition (as described below) and all other conditions have been satisfied or, if allowed, waived by SYSCO. SYSCO is also required to extend the expiration date of the offer in increments of up to 10 business days until the earlier of April 30, 2001, or such time as all conditions, including the minimum tender condition, have been satisfied or waived. Finally, SYSCO may extend the offer as required to comply with SEC rules and regulations. In addition, SYSCO may also elect to provide a subsequent offering period as described below. SYSCO intends, promptly after completion of the offer, to merge SFS of New Jersey with and into Guest Supply. Each share of Guest Supply common stock which has not been exchanged or accepted in the offer will be converted in the merger at the same exchange ratio as in the offer.

     The offer is being made pursuant to a Merger Agreement and Plan of Reorganization, dated as of January 22, 2001, among Guest Supply, SYSCO and SFS of New Jersey. A copy of the merger agreement is filed herewith as Exhibit
(e)(1) and is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of SYSCO and SFS of New Jersey are located at 1390 Enclave Parkway, Houston, Texas 77077-2099. The telephone number of the principal executive offices of SYSCO is
(281) 584-1390.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information contained under the caption "Interests of Certain Persons" in the Prospectus is incorporated herein by reference. Each material contract, agreement, arrangement or understanding and any actual or potential conflict of interest between Guest Supply or its affiliates and (1) Guest Supply's executive officers, directors or affiliates or (2) SYSCO or SFS of New Jersey or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

     (a) Arrangements with Guest Supply's Executive Officers, Directors and Affiliates

     Except as set forth in this Item 3(a), to the knowledge of Guest Supply, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between Guest Supply and its executive officers, directors or affiliates.

                            EMPLOYMENT ARRANGEMENTS

     Employment Agreements. Effective August 1, 1997, Guest Supply entered into employment agreements with each of Clifford W. Stanley, R. Eugene Biber, Teri E. Unsworth and Paul T. Xenis at annual salaries subject to increases at the discretion of our board of directors. The term of each employment agreement is for a three-year period with automatic yearly extensions. Mr. Stanley is President, Chief Executive Officer and Chairman of the Board of Directors of Guest Supply, Mr. Biber is Vice President -- Operations, Ms. Unsworth is Vice President -- Market Development and a director of Guest Supply, and Mr. Xenis is Vice President -- Finance and Secretary. Each agreement also provides for a cash payment of up to three years' annual salary upon termination by Guest Supply of the employee's employment other than for cause and upon the employee's voluntary termination within one year following certain change of control events involving Guest Supply.

     In connection with the negotiation of the merger agreement, SYSCO required that the employment agreements of Messrs. Stanley, Xenis and Biber be replaced with new employment agreements in order to help retain these officers following the earlier to occur of the completion of the offer or consummation of the merger. These new agreements have terms that last until ninety days following the end of SYSCO's 2006 fiscal year and will become effective only upon the earlier to occur of the completion of the offer or consummation of the merger, which we refer to as the effective date of the agreement. The agreements provide for initial base salaries of $284,000 for Mr. Stanley, $210,000 for Mr. Xenis and $199,000 for Mr. Biber, subject to annual review for merit increases. On the effective date of the agreement with Mr. Stanley, he will be granted stock options pursuant to the Sysco Corporation 2000 Stock Incentive Plan to purchase 100,000 shares of SYSCO common stock, which vest in 33 1/3% increments over three years on each anniversary of the date of grant. The options may remain outstanding for 10 years from the date of grant so long as, during the first three years following the effective date, Mr. Stanley's employment is not terminated with cause and he does not resign (except for good reason). The term of the options may be shortened based on the circumstances surrounding the termination of his employment. The agreements with Messrs. Xenis and Biber provide that on the effective date thereof, Messrs. Xenis and Biber will be granted stock options pursuant to the Sysco Corporation 2000 Stock Incentive Plan to purchase 30,000 and 20,000 shares, respectively, of SYSCO common stock, which vest in 20% increments over five years based upon achievement of targeted increases in pre-tax earnings of Guest Supply compared to prior years, but if any such options do not vest because the targets are not met, the options vest nine and one-half years after the date of grant provided that Mr. Xenis or Mr. Biber, as the case may be, is still employed by Guest Supply. In the event an employment agreement is terminated, each of the options granted has special vesting provisions depending upon the reason why the employment agreement is terminated. Each of the agreements also provides for certain restrictive covenants in favor of SYSCO, including noncompetition, nonsolicitation and nondisclosure of confidential information.

     This summary of the terms of the new employment agreements is qualified in its entirety by reference to the text of the employment agreements, which are filed herewith as Exhibits (e)(3), (e)(4) and (e)(5), respectively, and are incorporated herein by reference.

     Waiver Agreements. Simultaneously with the execution of the merger agreement on January 22, 2001, Messrs. Stanley, Xenis and Biber each executed a waiver agreement and agreed to waive the change in control severance provisions of their existing employment agreements, effective as of the earlier of the completion of the offer or consummation of the merger. Copies of these waiver agreements are filed herewith as Exhibits (e)(6), (e)(7) and (e)(8), respectively, and are incorporated herein by reference.

     Noncompetition Agreements. In connection with the negotiation of the merger agreement, SYSCO also required Mr. Stanley and Mr. Xenis to enter into new noncompetition agreements which provide that neither of them will during their employment with Guest Supply or thereafter for two years or until the exercise or surrender of the options granted under their new employment agreements, perform services, or own equity in, any competing business. This summary of the terms of the noncompetition agreements is qualified in its entirety by reference to the text of the noncompetition agreements, which are filed herewith as Exhibits (e)(9) and (e)(10), respectively, and are incorporated herein by reference.

     Employment Agreement Amendment And Acknowledgement. In connection with the merger agreement, Ms. Unsworth entered into an employment agreement amendment and acknowledgement with Guest Supply pursuant to which she waived the right under her employment agreement to receive the cash payment owed to her upon a change of control resulting from the completion of the offer or consummation of the merger and agreed that, except as aforesaid, the terms and conditions of her employment agreement will continue after the merger. This summary of the terms of the employment agreement amendment and acknowledgement is qualified in its entirety by reference to the text of the employment agreement amendment and acknowledgement, which is filed herewith as Exhibit (e)(11) and is incorporated herein by reference.

     General Counsel Agreement Amendment. Pursuant to an agreement dated August 6, 1997, as amended, between Guest Supply and Thomas M. Haythe, a director of Guest Supply, Mr. Haythe acts as general counsel for Guest Supply. The agreement provides for the payment of a monthly retainer of $7,500, credited on a current basis against his fees for services rendered to Guest Supply, and the payment of up to three years of such retainer upon the termination of the agreement in the case of certain change-of-control events involving Guest Supply. The term of the agreement is for a three-year period with automatic yearly extensions. In connection with the execution of the merger agreement with SYSCO, Mr. Haythe entered into an amendment to the agreement with Guest Supply which will take effect on the earlier of the completion of the offer or consummation of the merger. Pursuant to the amendment, Mr. Haythe will continue to receive his monthly retainer through July 2004. This summary of the terms of the amendment to the general counsel agreement is qualified in its entirety by reference to the full text to the amendment to the general counsel agreement, which is filed herewith as Exhibit (e)(12) and is incorporated herein by reference.

     Stock Options. As of January 31, 2001, options issued to executive officers and directors of Guest Supply to purchase a total of 472,500 shares of Guest Supply common stock, with a weighted average exercise price of approximately $8.54 per share, were outstanding.

     Since October 1, 1999, Guest Supply has granted to its employees, directors and officers an aggregate of 91,000 options to purchase shares of Guest Supply common stock, including 20,000 options granted to Teri E.

Unsworth at an option exercise price of $14.75 per share, approximately 45% less than the amount of the offer consideration. No other executive officer or director has received a grant of options since October 1, 1999.

     The merger agreement provides that, upon completion of the offer or consummation of the merger, SYSCO shall assume each outstanding option to purchase shares of Guest Supply common stock held by Guest Supply's employees, directors and executive officers, and such options shall thereafter constitute options to acquire, on the same terms and conditions as were applicable under the Guest Supply stock option, the same number of shares of SYSCO common stock as the holder of the Guest Supply option would have been entitled to receive pursuant to the merger agreement had the holder exercised the Guest Supply option in full immediately prior to the effective time of the merger, rounded down to the nearest whole number. The price per share shall equal the per share exercise price at which the Guest Supply option was exercisable immediately prior to the effective time, divided by the exchange ratio. All such options shall automatically vest and become immediately exercisable upon the first to occur of the commencement of the offer or 15 days prior to consummation of the merger.

     The following table sets forth, with respect to each of the executive officers and the non-employee directors (as a group) of Guest Supply:

     - the number of shares of Guest Supply common stock subject to options held by such persons that will be exercisable immediately prior to the completion of the offer (including options that are currently exercisable as well as options which will become exercisable 15 days prior to the consummation of the merger;

     - the weighted average exercise price of the options held by such persons; and

     - the aggregate cash value of such options based upon an assumed per share amount of offer consideration to be received by Guest Supply shareholders in the offer and the merger of $26.00 in SYSCO common stock (i.e., the total stock value less the exercise price).

                                                                       WEIGHTED
                                                    OPTIONS WHICH       AVERAGE
                                                       WILL BE      EXERCISE PRICE    AGGREGATE VALUE
                       NAME                          EXERCISABLE       PER SHARE        OF OPTIONS
                       ----                         -------------   ---------------   ---------------
Clifford W. Stanley(1)............................     227,000          $  7.02        $4,308,460.00
R. Eugene Biber(1)................................      70,000           12.442           949,060.00
Thomas M. Haythe..................................       7,500            9.833           121,252.50
Peter L. Richard..................................         -0-              -0-                  -0-
Teri E. Unsworth(1)...............................      80,500            9.438         1,333,241.00
Edward J. Walsh...................................       7,500            9.833           121,252.50
Paul T. Xenis(1)..................................      72,500            8.155         1,293,762.50
George S. Zabrycki................................       7,500            9.833           121,252.50
                                                       -------          -------        -------------
All Directors and Officers as a Group (eight
  persons)........................................     472,500          $ 8.544        $8,248,281.00

---------------

(1) As of January 31, 2001, the following individuals held unvested options in the amounts set forth next to their names, the vesting of which will be accelerated as a result of the transactions contemplated by the merger agreement: Clifford W. Stanley (20,000); R. Eugene Biber (25,000); Teri E. Unsworth (13,333); and Paul T. Xenis (13,333). The foregoing amounts are included in the table above.

     Reload Option Waivers Each of the directors and officers of Guest Supply, including Messrs. Stanley, Xenis, Biber, Walsh, Zabrycki and Haythe and Ms. Unsworth, who held options under Guest Supply's 1993 Stock Option Plan, agreed to waive all of their respective rights under Section 5(k) of such plan, which had provided for the issuance of reload options, effective from and after the date that SYSCO's designees constitute a majority of the members of our board of directors. This summary of the terms of the reload waiver agreements is qualified in its entirety by reference to the text of the reload waiver agreements, which are filed herewith as Exhibits (e)(13) through (e)(19) and are incorporated herein by reference.

     (b) Arrangements with SYSCO, SFS of New Jersey or Their Respective Executive Officers, Directors and Affiliates

     Except as set forth in this Item 3(b), to the knowledge of Guest Supply, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Guest Supply and SYSCO or SFS of New Jersey or their respective executive officers, directors or affiliates.

                              THE MERGER AGREEMENT

THE OFFER

     Basic Terms. Pursuant to the offer, SYSCO is offering to exchange shares of SYSCO common stock based on an exchange ratio, as described below, for the outstanding shares of Guest Supply common stock that are validly tendered and not properly withdrawn. If the average of the closing prices per share of SYSCO common stock on the NYSE for each of the 15 consecutive trading days ending on the trading day that is five trading days prior to the expiration date of the offer, as it may be extended from time to time, which we refer to as the SYSCO average trading price, is:

     - at least $22.00, but less than or equal to $30.00, you shall receive for each share of Guest Supply common stock a number of shares of SYSCO common stock equal to $26.00 divided by the SYSCO average trading price;

     - less than $22.00, you shall receive for each share of Guest Supply common stock approximately 1.1818 shares of SYSCO common stock; or

     - more than $30.00, you shall receive for each share of Guest Supply common stock approximately 0.8667 shares of SYSCO common stock.

     The SYSCO average trading price cannot be determined at this time.

Illustrative Table Of Exchange Ratios and Value of Offer/Merger Consideration.

     The following table shows:

     - illustrative values of the exchange ratios that will result if the SYSCO average trading price is within a range of $19.00 to $33.00 per share, representing the number of shares of SYSCO common stock that will be issued for one share of Guest Supply common stock at each of the SYSCO average trading prices presented in the table; and

     - illustrative values of the approximate consideration that would be issued in connection with the offer and the merger for one share of Guest Supply common stock, which illustrative values are determined by multiplying each of the SYSCO average trading prices presented in the table by the corresponding exchange ratio.

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

                                                           APPROXIMATE
                                                          CONSIDERATION
                                        APPROXIMATE    VALUE PER SHARE OF
            SYSCO AVERAGE                EXCHANGE         GUEST SUPPLY
            TRADING PRICE                  RATIO          COMMON STOCK*
            -------------               -----------    -------------------
  $19.00..............................    1.1818             $22.45
   20.00..............................    1.1818              23.64
   21.00..............................    1.1818              24.82
   22.00..............................    1.1818              26.00
   23.00..............................    1.1304              26.00
   24.00..............................    1.0833              26.00
   25.00..............................    1.0400              26.00
   26.00..............................    1.0000              26.00
   27.00..............................    0.9629              26.00
   28.00..............................    0.9285              26.00
   29.00..............................    0.8965              26.00
   30.00..............................    0.8667              26.00
   31.00..............................    0.8667              26.87
   32.00..............................    0.8667              27.73
   33.00..............................    0.8667              28.60

---------------

                 * See "Fluctuations in Market Price" below.

     The values of SYSCO common stock in the table above are illustrative only and do not represent the actual amounts per share of Guest Supply common stock that might be realized by any Guest Supply shareholder on or after completion of the offer or consummation of the merger. The amount any Guest Supply shareholder might realize upon sale in the market of shares of SYSCO common stock received in the offer or the merger will depend upon the market price per share of SYSCO common stock at the time of sale, which will fluctuate depending upon any number of reasons, including those specific to SYSCO and those that influence the trading prices of equity securities generally.

     Fluctuations In Market Price. Because the SYSCO average trading price is an average of closing prices, it might be different from the actual market value of a share of SYSCO common stock on the date SYSCO issues shares of SYSCO common stock to the Guest Supply shareholders. The market value of shares of SYSCO common stock to be issued in exchange for each share of Guest Supply common stock might actually be less than $26.00 on the date SYSCO issues those shares of SYSCO common stock. In addition, prior to the completion of the offer, the number of shares of SYSCO common stock to be issued for each share of Guest Supply common stock will change if the trading price of SYSCO common stock changes but does not go below $22.00 or exceed $30.00.

     More Information About The Exchange Ratio. SYSCO will notify Guest Supply shareholders by issuing a press release announcing the exchange ratio and filing that press release with the Securities and Exchange Commission ("SEC"). Guest Supply shareholders can call SYSCO's information agent, MacKenzie Partners, at any time at (212) 929-5500 or toll free at (800) 322-2885 to request information about the SYSCO average trading price, including the exchange ratio for the offer, once determined.

     Transfer Charges. Guest Supply shareholders tendering shares of Guest Supply common stock will not be obligated to pay any charges or expenses of the exchange agent. Guest Supply shareholders owning shares of Guest Supply common stock through a broker or other nominee may be charged a fee. Guest Supply shareholders should consult their broker or nominee to determine whether any charges will apply.

     Merger. SYSCO is making the offer in order to acquire the entire equity interest in Guest Supply. As soon as possible after completion of the offer, SYSCO will cause Guest Supply and SFS of New Jersey to consummate the merger. At the effective time of the merger, each share of Guest Supply common stock, except for shares held by Guest Supply, SYSCO or SFS of New Jersey, will be converted into the right to receive shares of SYSCO common stock at the same exchange ratio as in the offer. If SYSCO obtains all of the shares of Guest Supply common stock pursuant to the offer and the merger, former shareholders of Guest Supply will own less than 1.5% of the outstanding shares of SYSCO common stock, based upon the respective number of shares of SYSCO and Guest Supply common stock outstanding on January 29, 2001. The exact percentage of shares of SYSCO common stock outstanding that former Guest Supply shareholders will hold is dependent on the exchange ratio, which cannot be determined at this time.

     Shareholders List. SYSCO has relied on Guest Supply's shareholders list and security position listings to communicate with you and to distribute the offer to you. SYSCO is sending the Prospectus and the Letter of Transmittal and other relevant materials to you and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Guest Supply's shareholders list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     Timing Of The Offer. The offer is currently scheduled to expire at 11:59 P.M., New York City time, on March 5, 2001.

     Extension, Subsequent Offering Period, Termination And Amendment. SYSCO is required to complete the offer at the end of the then current offer period, without further extension, when the minimum tender condition (as defined in "-- Conditions to the Offer -- Minimum Tender Condition" below) and all other conditions have been satisfied or, if allowed, waived by SYSCO. SYSCO is also required to extend the expiration date of the offer in increments of up to 10 business days until the earlier of April 30, 2001 or such time as all conditions, including the minimum tender condition, have been satisfied or waived. Finally, SYSCO may extend the offer as required to comply with SEC rules and regulations.

     SYSCO may also elect to provide a subsequent offering period as described below.

     During any extension of the initial offering period (but excluding the subsequent offering period, if any, as discussed below), all shares of Guest Supply common stock previously tendered and not properly withdrawn will remain tendered, subject to the right to withdraw them. (See "The Offer -- Withdrawal Rights" set forth in the Prospectus and incorporated herein by reference). SYSCO will accept and pay for all shares of Guest Supply common stock tendered and not properly withdrawn as soon as practicable following the expiration date of the offer, as extended, if the minimum tender condition and all other conditions have been satisfied or waived.

     Without the prior written consent of Guest Supply, SYSCO may not:

     - amend or waive the minimum tender condition;

     - decrease or change the form of consideration to be paid;

     - decrease the number of shares of Guest Supply common stock sought in the offer;

     - waive the condition that the fairness opinion given by U.S. Bancorp Piper Jaffray shall not have been modified or withdrawn;

     - impose conditions in addition to those set forth in the merger agreement or that would in any other way adversely affect the holders of Guest Supply common stock; or

     - extend the expiration date of the offer except as discussed above.

     Subject to the SEC's rules and regulations and the terms of the merger agreement, SYSCO also reserves the right:

     - to delay acceptance or exchange, prior to exchange of any shares of Guest Supply common stock pursuant to the offer upon the failure of any of the conditions of the offer to be satisfied; and

     - to terminate the offer and not accept or exchange any shares of Guest Supply common stock not previously accepted or exchanged upon the failure of any of the conditions of the offer to be satisfied.

     If, on April 30, 2001, SYSCO has not completed the offer in accordance with the terms of the merger agreement, SYSCO will terminate the offer without accepting any shares of Guest Supply common stock previously tendered, and if less than 35% of the outstanding shares of Guest Supply common stock on a fully diluted basis have been validly tendered, the merger agreement will automatically terminate. However, if at least 35% but less than a majority of the outstanding shares of Guest Supply common stock on a fully diluted basis have been validly tendered by April 30, 2001, SYSCO will terminate the offer and will seek to consummate the merger. Immediately following any extension, delay, termination or amendment, SYSCO will make a public announcement of the same.

     Subsequent Offering Period. SYSCO may, although according to the Prospectus, SYSCO does not currently intend to, elect to provide a subsequent offering period of three to 20 business days after the acceptance of and exchange of for shares of Guest Supply common stock in the initial offering period if the requirements under Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") have been met. The exchange ratio will be the same as in the initial offering period. You will not have the right to withdraw shares of Guest Supply common stock that you tender in the subsequent offering period, if any (see "The Offer -- Withdrawal Rights" below and in the Prospectus, incorporated herein by reference).

     Exchange Of Guest Supply Shares; Delivery Of SYSCO Common Stock. Upon the terms and subject to the conditions of the offer, and any extension or amendment, SYSCO will exchange shares of Guest Supply common stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date of the offer and promptly after they are tendered during any subsequent offering period. In addition, subject to applicable SEC rules and the merger agreement terms, SYSCO reserves the right to delay acceptance or exchange of shares of Guest Supply common stock in order to comply with any applicable law. For more information see the Prospectus under the caption "The
Offer -- Procedure for Tendering" and "Exchange of Guest Supply Shares; Delivery Of Our Common Stock."

     For purposes of the offer, SYSCO will be deemed to have accepted for exchange Guest Supply common stock validly tendered and not properly withdrawn when SYSCO notifies EquiServe Trust Company N.A., the exchange agent, of SYSCO's acceptance of such shares. The exchange agent will deliver SYSCO common stock in exchange for shares of Guest Supply common stock tendered pursuant to the offer as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering shareholders for the purpose of receiving SYSCO common stock from SYSCO and transmitting such stock to you.

     If SYSCO increases the consideration offered to Guest Supply shareholders in the offer prior to the expiration date of the offer, such increased consideration will be given to all shareholders whose shares of Guest Supply common stock are tendered pursuant to the offer, whether or not such shares of Guest Supply common stock were tendered or accepted for exchange prior to the increase in consideration. SYSCO has stated in the Prospectus that it currently has no intention of increasing the consideration offered.

     Cash Instead Of Fractional Shares Of SYSCO Common Stock. SYSCO will not issue certificates representing fractional shares of SYSCO common stock pursuant to the offer or the merger. Instead, each Guest Supply shareholder will receive an amount of cash in lieu of fractional shares, if any, equal to such fraction multiplied by the SYSCO average trading price used in the offer. Guest Supply shareholders will not receive any interest on the cash to be received for fractional shares, even if there is a delay in making the exchange and payment.

     Withdrawal Rights. Shares of Guest Supply common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date of the offer. If SYSCO elects to provide a subsequent offering period, you will not have the right to withdraw shares of Guest Supply common stock that you tender in the subsequent offering period.

     For your withdrawal to be effective, the exchange agent must receive from you a written or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Prospectus, and your notice must include your name, address, social security number, the certificate number(s), the number of shares of Guest Supply common stock to be withdrawn and the name of the registered holder, if different from you.

     Any shares of Guest Supply common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, you may retender withdrawn shares of Guest Supply common stock by following one of the procedures discussed in the Prospectus under the captions entitled "-- Procedure for Tendering" or "-- Guaranteed Delivery" at any time prior to the expiration date of the offer.

     Procedure For Tendering. For you to validly tender shares of Guest Supply common stock pursuant to the offer:

     - the Letter of Transmittal being sent to you by SYSCO along with the Prospectus, properly completed and duly executed (or a manually executed facsimile of that document), along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at its address set forth on the back cover of the Prospectus, and certificates for shares of Guest Supply common stock tendered must be received by the exchange agent at such address or those shares of Guest Supply common stock must be tendered pursuant to the procedures for book-entry exchange set forth in the Prospectus and a confirmation of receipt of such tender received, in each case, before the expiration date of the offer; or

     - you must comply with the guaranteed delivery procedures set forth under the caption "Procedure for Tendering" in the Prospectus.

     Purpose of the Offer. SYSCO is making the offer to acquire the entire equity interest in Guest Supply. The offer is the first step in SYSCO's acquisition of Guest Supply and is intended to facilitate the acquisition of all of the Guest Supply common stock. As soon as possible after completion of the offer, SYSCO will cause Guest Supply and SFS of New Jersey to consummate the merger. The purpose of the merger is to acquire all Guest Supply common stock not tendered and exchanged pursuant to the offer. At the effective time of the merger, each share of Guest Supply common stock, except for shares held by Guest Supply, SYSCO or SFS of New Jersey, will be converted into the right to receive shares of SYSCO common stock at the same exchange ratio as in the offer. Assuming satisfaction or waiver of the conditions to the merger, SYSCO is obligated to consummate the merger as promptly as practicable.

     Approval of the Merger. Under Guest Supply's certificate of incorporation, the approval of our board of directors and the affirmative vote of the holders of a majority of our outstanding shares present and entitled to vote at a meeting called for such purpose are required in order to approve the merger. Our board of directors has approved the merger. Therefore, unless the merger is consummated in accordance with the short form merger provisions under New Jersey law described below, the only remaining corporate action of Guest Supply is the approval of the merger agreement by Guest Supply shareholders. If SYSCO completes the offer, SYSCO will own a majority of the outstanding shares of Guest Supply common stock and therefore SYSCO will be able to approve the merger without the affirmative vote of any other holder of Guest Supply common stock.

     Possible Short Form Merger. Section 14A:10-5.1 of the New Jersey Business Corporation Act permits the merger to occur without a vote of Guest Supply shareholders (a "short form merger") if SYSCO acquires at least 90% of the outstanding Guest Supply common stock in the initial offering period, any subsequent offering period or otherwise. If, however, SYSCO does not acquire at least 90% of the then outstanding Guest Supply common stock, and a vote of Guest Supply shareholders is required under New Jersey law, a longer period of time will be required to effect the merger.

     No Dissenters Rights. Guest Supply shareholders do not have dissenters rights in connection with the offer or the merger.

     Conditions of The Offer. The offer is subject to a number of conditions, including those described below:

     - Minimum Tender Condition. There must be validly tendered, and not properly withdrawn prior to the expiration date of the offer, a number of shares of Guest Supply common stock that constitutes at least a majority of the fully diluted shares of Guest Supply common stock (the "minimum tender condition"). Guest Supply believes that the number of shares of Guest Supply common stock needed to satisfy the minimum tender condition would have been 3,973,037 as of January 31, 2001.

     - Antitrust Condition. The waiting period, and any extension thereof, applicable to the offer and the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other applicable antitrust law must have expired or been terminated (the "antitrust condition") (see "-- Regulatory Approvals" below).

     - Registration Statement Effectiveness Condition. The registration statement on Form S-4 filed by SYSCO in connection with the offer must have been declared effective by the SEC and not be subject to any stop order or proceedings seeking a stop order.

     - Other Conditions of the Offer. The offer, at the time of acceptance for exchange of Guest Supply common stock, is also subject to the following conditions:

      - no action or proceeding shall be pending before any governmental authority in the United States by any governmental authority in the United States that seeks to restrain or prohibit the transactions contemplated by the merger agreement;

      - no federal or state statute, rule, regulation, injunction, order or decree shall have been enacted, entered, promulgated or enforced by any governmental authority in the United States, Canada or England which prohibits the consummation of the transactions contemplated by the merger agreement;

      - Guest Supply shall not have breached its covenants, representations or warranties set forth in the merger agreement, resulting in a material adverse change in Guest Supply's business;

      - the merger agreement shall not have been terminated;

      - no material adverse change in the Guest Supply business shall exist;

      - Guest Supply shall have obtained required approvals under the New Jersey Industrial Site Recovery Act;

      - the fairness opinion of U.S. Bancorp Piper Jaffray described below shall not have been modified or withdrawn;

      - Guest Supply shall have delivered to SYSCO a comfort letter from KPMG LLP in form and substance reasonably satisfactory to SYSCO;

      - Guest Supply shall have caused an opinion of its counsel to be delivered to SYSCO; and

      - Guest Supply shall have delivered to SYSCO a certificate signed by an authorized officer of Guest Supply certifying as to the satisfaction of certain of the conditions set forth above.

     The conditions of the offer described above are solely for SYSCO's and SFS of New Jersey's benefit and SYSCO may assert them regardless of the circumstances giving rise to any such conditions, including any action or omission by SYSCO, other than a material and willful breach of the merger agreement by SYSCO. To the extent not otherwise prohibited by applicable law, SYSCO may waive these conditions in whole or in part, other than the minimum tender condition, the requirement that the merger agreement not have been terminated and the requirement that the fairness opinion of U.S. Bancorp Piper Jaffray shall not have been modified or withdrawn. The determination as to whether any condition has been satisfied shall be in SYSCO's good faith judgment and will be final and binding on all parties. The failure by SYSCO at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Notwithstanding the fact that SYSCO reserves the right to assert the failure of a condition in order to delay exchange or cancel SYSCO's obligation to exchange properly tendered Guest Supply common stock, SYSCO will either promptly exchange or return such shares of Guest Supply common stock.

     Regulatory Approvals. SYSCO and Guest Supply have agreed in the merger agreement to use all reasonable efforts to take whatever actions are required to obtain necessary regulatory approvals with respect to the offer and the merger. Other than clearance under the antitrust laws applicable to the offer and the merger which are described above under "Conditions Of The Offer -- Antitrust Condition" above, the SEC's declaring the effectiveness of the registration statement, the filing of certificates of merger under New Jersey corporate law and Delaware corporate law with respect to the merger, and certain approvals from the New Jersey Department of Environmental Protection, Guest Supply does not believe that any material governmental filings or approvals are required with respect to the offer and the merger.

     Under the HSR Act and the related rules, neither the offer nor the merger may be completed or consummated, as the case may be, until SYSCO and Guest Supply notify and furnish information to the Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice and specified waiting period requirements have been satisfied. In connection with the offer and the merger, on January 26, 2001, SYSCO filed with the FTC and the Antitrust Division the required notification and report forms under the HSR Act. Guest Supply filed its required notification and report forms under the HSR Act on February 2, 2001. The applicable waiting period under the HSR Act relating to the offer and the merger is scheduled to expire at midnight on February 25, 2001 unless it is earlier terminated or extended by a request for additional information.

     At any time before or after the completion of the offer or consummation of the merger, either the Antitrust Division or the FTC could take any action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the offer or consummation of the merger or seeking the divestiture of substantial assets owned by SYSCO or Guest Supply. Private parties and state attorneys general may also bring actions under U.S. antitrust laws depending on the circumstances. Although Guest Supply believes that the offer and the merger do not raise significant concerns under U.S. antitrust laws, Guest Supply can give no assurance that a challenge to the offer or the merger on antitrust grounds will not be made or, if this challenge is made, that it would not be successful.

     The completion of the transactions contemplated in the merger agreement requires compliance with the New Jersey Industrial Site Recovery Act. In order to comply with such act, Guest Supply has agreed to obtain from the New Jersey Department of Environmental Protection with respect to each property owned or leased by it in New Jersey a letter of non-applicability, a remediation agreement or a regulated underground storage tank waiver. Guest Supply has applied for a remediation agreement.

THE MERGER

     Consummation of the Merger. If the conditions to the merger are satisfied or waived in accordance with the merger agreement and in accordance with the New Jersey Business Corporation Act and the Delaware General Corporation Law, at the effective time of the merger, SYSCO will cause SFS of New Jersey to merge with and into Guest Supply. Guest Supply will survive the merger as SYSCO's wholly owned subsidiary.

     Effective Time of the Merger. The merger will become effective upon the filing of certificates of merger with the New Jersey Secretary of State and the Delaware Secretary of State or at such subsequent date or time as Guest Supply and SYSCO shall specify. The filing of the certificates of merger will take place as soon as practicable after satisfaction or waiver of the conditions described under "-- Conditions To The Consummation Of The Merger" below.

     Additional Effects of the Merger.  Upon consummation of the merger:

     - each outstanding share of capital stock of SFS of New Jersey shall be converted into and become one share of Guest Supply common stock, as the corporation surviving the merger;

     - if the exchange offer has been completed, each outstanding share of Guest Supply common stock shall be converted into the right to receive a number of shares of SYSCO common stock at the same exchange ratio used in the offer, but if the offer is terminated and the merger is consummated, each outstanding share of Guest Supply common stock shall be converted into the right to receive a number of shares of SYSCO common stock based on the merger ratio, as described below;

     - each share of Guest Supply common stock held in the Guest Supply treasury shall automatically be canceled and retired and shall cease to exist;

     - the directors and officers of SFS of New Jersey at the effective time of the merger shall become the directors and officers of Guest Supply, as the corporation surviving the merger;

     - the certificate of incorporation of Guest Supply at the effective time of the merger shall remain the certificate of incorporation of Guest Supply, as the corporation surviving the merger, except as amended by the certificates of merger; and

     - the bylaws of Guest Supply at the effective time of the merger shall remain the bylaws of Guest Supply, as the corporation surviving the merger, until amended.

     The Merger Ratio. If the offer is terminated and the merger is consummated, the outstanding shares of Guest Supply common stock shall be converted into the right to receive shares of SYSCO common stock based on a merger ratio, as described below. If the average of the closing prices per share of SYSCO common stock on the NYSE for each of the 15 consecutive trading days ending on the trading date that is five trading days prior to the date of the Guest Supply shareholders meeting at which approval of the merger is being considered, which we refer to as the SYSCO average trading merger price, is:

     - at least $22.00, but less than or equal to $30.00, you shall receive for each share of Guest Supply common stock a number of shares of SYSCO common stock equal to $26.00 divided by the SYSCO average trading merger price;

     - less than $22.00, you shall receive for each share of Guest Supply common stock approximately 1.1818 shares of SYSCO common stock; or

     - more than $30.00, you shall receive for each share of Guest Supply common stock approximately 0.8667 shares of SYSCO common stock.

     The SYSCO average trading merger price cannot be determined at this time.

     Dividends. Holders of Guest Supply common stock will not be entitled to receive any dividends declared by SYSCO or other distributions with respect to shares of SYSCO common stock until after the effective time of the merger and they have surrendered their Guest Supply stock certificates to the exchange agent. Any dividends declared by SYSCO with a record date after the effective time of the merger will be accrued for the benefit of those Guest Supply shareholders who have not yet surrendered their certificates, and paid upon surrender.

     Fractional Shares. No fractional shares of SYSCO common stock will be issued upon the surrender of certificates representing shares of Guest Supply common stock. Guest Supply shareholders will not have any dividend, voting or other rights of a SYSCO stockholder with respect to such fractional shares. Instead, each Guest Supply shareholder will receive an amount of cash in lieu of fractional shares, if any, equal to such fraction multiplied by the SYSCO average trading price or, if applicable, the SYSCO average trading merger price, used in the offer or the merger. Guest Supply shareholders will not receive any interest on the cash to be received for fractional shares, even if there is a delay in making the exchange and payment.

     The Guest Supply Board of Directors. Upon acceptance for exchange of Guest Supply common stock in the offer, we will use commercially reasonable efforts to, subject to applicable law, cause to be placed on our board of directors a number of directors designated by SYSCO. SYSCO will be entitled to designate that number of our directors, rounded up to the next whole number, such that the percentage of the total number of Guest Supply directors designated by SYSCO will be equal to the percentage of the total outstanding Guest Supply common stock then held by SYSCO. However, following such designation and until the merger has been consummated, SYSCO and Guest Supply shall use best efforts to ensure that our board of directors shall always have at least two members who were directors of Guest Supply prior to the completion of the offer. The merger agreement provides that, prior to the effective time of the merger, if SYSCO's designees are elected to our board of directors, the affirmative vote of a majority of the continuing Guest Supply directors will be required to:

     - amend or terminate the merger agreement;

     - exercise or waive any of Guest Supply's rights, benefits or remedies under the merger agreement if such exercise or waiver materially and adversely affects Guest Supply shareholders other than SYSCO or SFS of New Jersey;

     - take action with respect to the retention of counsel and other advisors in connection with the transactions contemplated by the merger agreement; or

     - approve any other action under or in connection with the merger agreement which materially and adversely affects the interests of Guest Supply shareholders, other than SYSCO or SFS of New Jersey.

     Stock Options. At the effective time of the merger, each outstanding Guest Supply option shall be assumed by SYSCO and thereafter deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the Guest Supply stock option, the same number of shares of SYSCO common stock as the holder of the Guest Supply option would have been entitled to receive pursuant to the merger agreement had the holder exercised the Guest Supply option in full immediately prior to the effective time of the merger, rounded down to the nearest whole number. The price per share shall equal the per share exercise price at which the Guest Supply option was exercisable immediately prior to the effective time, divided by the exchange ratio. All such options shall automatically vest and become immediately exercisable upon the first to occur of the commencement of the offer or 15 days prior to the consummation of the merger.

     SYSCO has agreed in the merger agreement to take all action necessary to implement the above, including the reservation, issuance and listing of a sufficient number of shares of SYSCO common stock for delivery upon exercise of the assumed options. SYSCO has agreed to prepare and file a registration statement on an appropriate form, or a post-effective amendment to a previously filed registration statement, with respect to the shares of SYSCO common stock subject to the above options and, where applicable, shall use its reasonable efforts to have the registration statement declared effective as soon as is reasonably practicable after the effective time of the merger, to maintain its effectiveness and to maintain the current status of the prospectus contained in it for so long as the options remain outstanding.

     Guest Supply has agreed to use commercially reasonable efforts to cause all individuals holding options under its 1993 Stock Option Plan to waive all of their respective rights under Section 5(k) of such plan, which provides for the issuance of reload options, effective from and after the date that SYSCO's designees constitute a majority of the members of our board of directors, pursuant to a waiver agreement in form and substance reasonably satisfactory to SYSCO. As of January 31, 2001, holders of all options outstanding under this plan have executed the waivers.

     Conduct of Guest Supply Business. Guest Supply has agreed that, except as expressly contemplated by the merger agreement and unless SYSCO consents in advance in writing, during the period from the execution and delivery of the merger agreement to the date that SYSCO's designees constitute a majority of the members of our board of directors, Guest Supply and our subsidiaries will carry on their respective businesses in substantially the same manner as conducted before the date of the merger agreement.

     In addition, Guest Supply will not, directly or indirectly, do any of the following:

     - engage in transactions in shares of our capital stock or acquire any shares of our capital stock, except that we shall have the right to issue common stock pursuant to our employee stock purchase plan, stock option plans and warrants or other convertible securities which were issued and outstanding prior to the date of the merger agreement;

     - amend or propose to amend our certificate of incorporation or bylaws;

     - split, combine or reclassify any outstanding shares of our capital stock, or declare, set aside or pay any dividend;

     - acquire any interest in any entity or person;

     - except in the ordinary course of business and consistent with past practice, sell or encumber or authorize or propose the sale or encumbrance of any of our business assets;

     - enter into any material contract or agreement, except in the ordinary course of business and consistent with past practice;

     - authorize a single capital expenditure in excess of $50,000 or aggregate capital expenditures in excess of $200,000;

     - take any action, other than in the ordinary course of business and consistent with past practice, to increase compensation (including bonuses) or other remuneration of our directors, officers or employees or grant any severance or termination pay unless disclosed to SYSCO prior thereto;

     - make payments or grants, except in the ordinary course of business and consistent with past practice, under any employee benefit plan, employment or consulting agreement, or adopt or otherwise amend any of the foregoing, except as required or contemplated by the merger agreement;

     - take any action, except in the ordinary course of business and consistent with past practice, with respect to our methods of management, purchasing, distribution, marketing or operating or make any change in our method of accounting;

     - take any action to incur or increase any indebtedness for borrowed money from banks, other than borrowings under existing credit facilities and trade payables incurred in the ordinary course of business and consistent with past practice, or cancel without payment in full, any notes, loans or other receivables, except in the ordinary course of business and consistent with past practice;

     - loan or advance monies except reasonable expense advances to our employees not to exceed $1,000 per employee;

     - change any of our existing bank accounts or lock box arrangements except for deposits, withdrawals or changes in signatories in the ordinary course of business and consistent with past practice;

     - waive any of our material rights or settle any single claim involving more than $50,000 or in the aggregate involving more than $200,000; or

     - do any act or omit to do any act which would cause a material breach of any of our material contracts, commitments or obligations.

     Guest Supply Shareholders Meeting. If required by applicable law to effectuate the merger, the merger agreement requires Guest Supply to call a meeting of its shareholders as soon as practicable after the expiration or termination of the offer. Guest Supply has agreed that, through our board of directors and subject to the board's fiduciary duties, it will recommend that its shareholders vote in favor of approving the merger agreement. At any such Guest Supply shareholder meeting, SYSCO has agreed to vote all Guest Supply common stock beneficially owned by SYSCO or any of SYSCO's subsidiaries in favor of adopting the merger agreement. If SYSCO or any of its subsidiaries in the aggregate obtain at least 90% of the outstanding shares of Guest Supply common stock, SYSCO has agreed to effect the merger as soon as practicable after the expiration of the offer without a Guest Supply shareholders meeting pursuant to
Section 14A:10-5.1 of the New Jersey Business Corporation Act.

     Other Offers. The merger agreement provides that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, Guest Supply will not, directly or indirectly:

     - solicit, initiate, entertain, encourage or respond, except that we may respond to the contested proxy solicitation initiated by BFMA Holding Corporation (which has publicly announced that it intends to withdraw its proxy solicitation) for Guest Supply's 2001 Annual Meeting of Shareholders, to any inquiries or proposals that constitute or could reasonably be expected to lead to an alternative transaction, which means:

      - the acquisition of Guest Supply by merger or otherwise by any third party;

      - the acquisition by a third party of 20% or more of the assets of Guest Supply and our subsidiaries taken as a whole;

      - the acquisition by a third party of 20% or more of the outstanding Guest Supply common stock or the issuance by Guest Supply of capital stock containing terms which are inconsistent with the consummation of the transactions contemplated by the merger agreement;

      - the adoption by Guest Supply of a plan of liquidation or the declaration or payment by Guest Supply of an extraordinary dividend representing 20% or more of the value of Guest Supply and our subsidiaries taken as a whole; or

      - the repurchase by Guest Supply or any of its subsidiaries of more than 20% of our outstanding common stock;

     - negotiate, discuss or provide any non-public information to any third party in connection with an alternative transaction; or

     - permit any subsidiary to, and will not authorize any officer, director, employee, any investment bank or other advisor or representative of it or a subsidiary to, and will instruct such persons not to, solicit, initiate or encourage the submission of a proposal for any alternative transaction or participate in any discussions or negotiations regarding, or furnish to any person information with respect to, or take action to facilitate, any alternative transaction or any inquiries or the making of any proposal that constitutes, or leads to, any alternative transaction; however, our board of directors may furnish information, or enter into negotiations with, a third party that makes an unsolicited bona fide written proposal of an alternative transaction if, and only to the extent that:

      - our board of directors, after consultation with legal counsel, determines in good faith that such action is necessary for it to comply with its fiduciary duties,

      - our board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation, that such alternative transaction would, if consummated, constitute or be reasonably likely to constitute a superior proposal, which means any bona fide written unsolicited proposal of an alternative transaction, except that, for purposes of a superior proposal, 50% shall be substituted for 20%, that our board of directors determines in its good faith judgment, after consultation with a financial advisor of nationally recognized reputation and consultation with legal counsel,
        (i) would result in a transaction that would, if completed, be superior to the Guest Supply shareholders from a financial point of view as compared to the transactions contemplated by the merger agreement and any alternative proposed by SYSCO in accordance with the merger agreement and (ii) to be reasonably capable of being consummated in accordance with its terms, including that any financing required to consummate the transaction contemplated by such proposal is capable of being, and is reasonably likely to be, obtained, in each case taking into account all factors our board of directors considers relevant, including all legal, financial, regulatory and other aspects of the proposal by the third party, and

      - prior to taking such action, Guest Supply provides notice to SYSCO to the effect that it is taking such action, including, without limitation, the material terms and conditions of the alternative transaction and the identity of the person proposing the alternative transaction, and as promptly as practicable, but in no case later than 24 hours, after taking such action, provides SYSCO with a copy of any alternative transaction or amendments or supplements thereto and receives from such third party an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent as those between SYSCO and Guest Supply.

     Subsequent to furnishing information to, or entering into discussions or negotiations with, any third party, Guest Supply shall inform SYSCO on a prompt basis of the status of any discussions or negotiations with such third party, and any material changes to the terms and conditions of such alternative transaction. Promptly after the execution and delivery of the merger agreement, Guest Supply will, and will cause its subsidiaries to, and will instruct their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties with respect to any possible alternative transaction and shall notify each party that it, or any officer, director, investment advisor, financial advisor, attorney or other representative retained by it, has had discussions with during the 60 days prior to the date of the merger agreement that our board of directors no longer seeks the making of any alternative transaction.

     Under the merger agreement, Guest Supply has agreed that our board of directors will not withdraw or modify or propose to withdraw or modify its approval or recommendation of the offer and the merger agreement unless our board of directors determines, after consultation with counsel, that it is required by its fiduciary duties to do so. Guest Supply has also agreed not to approve or recommend an alternative transaction unless the following requirements are met:

     - the alternative transaction must be a superior proposal;

     - our board of directors must first consult with legal counsel and determine that such action is necessary for it to comply with its fiduciary duties to the Guest Supply shareholders;

     - we must provide SYSCO with written notice advising SYSCO that Guest Supply has received a superior proposal, specifying the material terms and conditions of the superior proposal and identifying the person or entity making the superior proposal; and

     - our board of directors must allow two business days to elapse after SYSCO receives notice of the superior proposal without receiving from SYSCO an offer that would cause our board of directors to determine, after consulting with both a financial advisor of nationally recognized reputation and legal counsel, in its good faith judgment, that the alternative transaction is not a superior proposal to the transactions contemplated by the merger agreement.

     Guest Supply can terminate the merger agreement to pursue an alternative transaction only after the second business day following SYSCO's receipt of written notice from Guest Supply advising SYSCO that our board of directors is prepared to accept the superior proposal, and Guest Supply must pay SYSCO a termination fee. (See "-- Termination Events" and "Termination Fee; Expenses").

     No provision of the merger agreement prohibits Guest Supply from taking and disclosing to our shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its shareholders which, in the good faith reasonable judgment of our board of directors, based on the advice of legal counsel, is required under applicable law.

     Directors And Officers Insurance And Indemnification. The merger agreement provides that, after the date of the merger agreement, the certificate of incorporation and bylaws of the corporation surviving the merger will contain provisions that indemnify present or former directors, officers, employees or agents of Guest Supply to at least the same extent as they were indemnified prior to the date of the merger agreement.

     SYSCO has agreed to maintain Guest Supply's current directors and officers liability insurance and indemnification policies to the extent that they provide coverage for events occurring prior to the effective time of the merger and to provide similar coverage for a period of not less than six years from the effective time of the merger for all persons who are directors and officers of Guest Supply on the date of the merger agreement, provided that SYSCO will not be obligated to pay an annual premium for any such coverage in excess of 150% of the premium paid by Guest Supply for its most recent fiscal year, and SYSCO's aggregate indemnification liability may not exceed the net worth of Guest Supply at December 29, 2000.

     Conditions To The Consummation Of The Merger. Each party's obligation to effect the merger is subject to the satisfaction or waiver, prior to the time the merger becomes effective, of the following conditions:

     - if required by applicable law, the merger agreement shall have been duly approved by the holders of Guest Supply common stock, in accordance with applicable law and the certificate of incorporation and bylaws of Guest Supply;

     - no federal or state statute, rule, regulation or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which makes the merger illegal or otherwise prohibits consummation of the merger;

     - SFS of New Jersey shall have accepted for exchange all of the shares of Guest Supply common stock tendered pursuant to the offer, unless the failure to complete the offer is the result of a willful and material breach of the merger agreement by the party asserting such condition;

     - the registration statement on Form S-4 (or the Post-Effective Amendment) shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC with respect thereto;

     - no action or proceeding shall be pending before any governmental authority by any governmental authority in which it is sought to restrain or prohibit the merger;

     - if required, the shares of SYSCO common stock to be issued in the offer and the merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

     - the receipt by our board of directors of a fairness opinion of U.S. Bancorp Piper Jaffray as described below which shall not have been modified or withdrawn prior to the payment for the shares in the offer.

     Termination Events. The merger agreement may be terminated at any time prior to the consummation of the merger, notwithstanding any approval of the merger agreement by the shareholders of Guest Supply:

     - by mutual written consent of SYSCO and us;

     - by SYSCO if, prior to the acceptance for payment of Guest Supply common stock under the offer, there occurs in respect of Guest Supply or its business, a material adverse effect or a breach by Guest Supply of any representation, warranty, covenant or agreement contained in the merger agreement that is not curable and would give rise to a material adverse effect; unless SYSCO is then in breach in any material respect of any of its obligations under the merger agreement;

     - by Guest Supply if, prior to the acceptance for payment of Guest Supply common stock under the offer, SYSCO materially breaches any representation, warranty, covenant or agreement contained in the merger agreement, unless Guest Supply is then in breach in any material respect of any of our obligations under the merger agreement;

     - by SYSCO or us, only if no shares of Guest Supply common stock were purchased by SFS of New Jersey pursuant to the offer, and the merger has not been consummated by August 31, 2001, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the merger agreement;

     - by either SYSCO or us, if a meeting of Guest Supply shareholders is required under the New Jersey Business Corporation Act and the merger fails to receive the requisite vote for approval;

     - by us, prior to acceptance for payment of Guest Supply common stock under the offer, in order to enter into a definitive written agreement with respect to an alternative transaction with a third party, provided that, prior to entering into such definitive agreement, Guest Supply shall have given SYSCO notice of such alternative transaction as required by the merger agreement and is otherwise not prohibited by the merger agreement from entering into such agreement;

     - the merger agreement shall automatically terminate if less than thirty-five percent (35%) of the outstanding shares of Guest Supply common stock, on a fully diluted basis, is validly tendered by April 30, 2001; or

     - by SYSCO if a triggering event shall have occurred, which means:

      - the approval or recommendation by our board of directors or any committee thereof to the Guest Supply shareholders of any alternative transaction;

      - the withdrawal, amendment or modification by our board of directors or any committee thereof in a manner adverse to SYSCO of the recommendations it is required to make under the merger agreement;

      - failure by our board of directors to include the recommendations it is required to make under the merger agreement in the offer documents, this
        Schedule 14D-9 or any post-effective amendment to the registration statement of which the Prospectus is a part; or

      - commencement by a person unaffiliated with Guest Supply of a tender or exchange offer relating to 40% or more of the shares of Guest Supply common stock, and failure by Guest Supply to send to its shareholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Guest Supply recommends rejection of such tender or exchange offer.

     SYSCO does not have the right to terminate the merger agreement as a result of or arising out of any action taken by Guest Supply or our agents in connection with the contested proxy solicitation involving Guest Supply's 2001 Annual Meeting of Shareholders that is not in breach of any provision of the merger agreement. However, the party soliciting proxies in opposition to the nominees of Guest Supply has publicly stated that it intends to withdraw its proxy solicitation.

     Termination Fee; Expenses. Guest Supply has agreed to pay SYSCO a termination fee of $5.5 million plus all reasonable out-of-pocket fees and expenses incurred by SYSCO in connection with the merger agreement, including without limitation, all filing fees with all governmental authorities, reasonable out-of-pocket legal fees and expenses incurred by SYSCO for accounting advice and environmental due diligence, upon the occurrence of any of the following events:

     - if within four months after the date of the merger agreement, Guest Supply receives a proposal for an alternative transaction, including the commencement of a tender offer made directly to the Guest Supply shareholders, from any person or entity other than SYSCO or its affiliates and such alternative transaction is completed within twelve months after the date of the merger agreement;

     - if Guest Supply, prior to acceptance for payment of any shares of Guest Supply common stock under the offer, terminated the merger agreement in order to enter into a written agreement with respect to an alternative transaction with a third party, in accordance with the merger agreement; or

     - if a triggering event shall have occurred.

     The termination fee is due to SYSCO within ten days of the first to occur of any of the above events.

     Except as set forth above, all expenses incurred by SYSCO in connection with the authorization, negotiation, preparation, execution and performance of the merger agreement and related agreements, including, without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants for SYSCO, shall be paid by SYSCO. All expenses incurred by Guest Supply in connection with the merger agreement and the related agreements, including, without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants for Guest Supply shall be paid by Guest Supply. Guest Supply shall also pay the fees owed to U.S. Bancorp Piper Jaffray in connection with this transaction, as well as sales, use and transfer taxes, if any, incurred in connection with the transactions described in the merger agreement.

     Representations And Warranties. The merger agreement contains customary representations and warranties relating to each of the parties and their ability to complete the offer and to consummate the merger. All representations and warranties of SYSCO and Guest Supply survive for three years after the consummation of the merger.

     Access To Information. Guest Supply has agreed to afford and to cause our respective officers, employees, representatives and agents to afford SYSCO, from the date of the merger agreement to the completion of the offer or consummation of the merger, reasonable access to its officers, employees, agents, properties, books, records, files and other documents as SYSCO may reasonably request that relate to our business. Except as required by law, each party shall hold any confidential information in accordance with the confidentiality agreement between us and SYSCO.

     Further Assurances. Each of the parties to the merger agreement has agreed to execute and deliver any additional documents, agreements or information contemplated by the merger agreement or necessary to complete the offer and to consummate the merger.

                             THE TENDER AGREEMENTS

     Certain directors and executive officers of Guest Supply who, on January 31, 2001, directly or indirectly collectively held an aggregate of approximately 8.35% of the outstanding shares of Guest Supply common stock and collectively have the right to acquire an additional 472,500 shares upon the exercise of outstanding Guest Supply stock options, have entered into tender agreements with SYSCO.

     Agreements To Tender. Each Guest Supply shareholder who signed a tender agreement agreed to tender in the offer and not withdraw all shares of Guest Supply common stock owned by him or her along with any additional shares of Guest Supply common stock acquired by him or her after the date of the tender agreement, including those acquired upon exercise of options and warrants. Such shareholders have reserved the right to sell into the public market up to 15% of the total number of (i) shares held of record, and (ii) shares deemed beneficially owned by them pursuant to Rule 13d-3 under the Exchange Act. Shares of Guest Supply common stock deemed beneficially owned include those subject to options and warrants exercisable at January 22, 2001, and those exercisable within 60 days thereafter. They have also agreed that, if they do not sell the remaining shares at least five days prior to the expiration date of the offer, they will tender them in the offer.

     Proxy. Each Guest Supply shareholder who signed a tender agreement granted SYSCO, or any of SYSCO's nominees, a proxy to vote or execute a consent voting all of such shareholder's shares of Guest Supply common stock:

     - in favor of the approval of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

     - against any proposal for any recapitalization, merger, sale of assets or other business combination between Guest Supply and any person or entity, other than the transactions contemplated by the merger agreement; and

     - against any action or agreement that would result in a breach of any covenant, representation or warranty or would result in any other obligation or agreement of Guest Supply under the merger agreement not being fulfilled or would result in payment by Guest Supply of the termination fee set forth under "Termination Fee; Expenses" above.

     No Solicitation. Each Guest Supply shareholder who signed a tender agreement further agreed not to, directly or indirectly, solicit, initiate, entertain, encourage or respond to any inquiries or proposals that constitute or could reasonably be expected to lead to an alternative transaction to the offer or the merger with another person or entity, or to negotiate, discuss or provide any non-public information to any third party in connection with such an alternative transaction.

     Termination. Each tender agreement provides that it and the proxies granted under the tender agreements will terminate upon the earliest to occur of:

     - termination of the merger agreement in accordance with its terms;

     - the effective time of the merger;

     - the date on which all of the holders of shares of Guest Supply common stock are purchased pursuant to the offer; or

     - the termination of the offer without the purchase of any shares of Guest Supply common stock.

     Copies of the Tender Agreements for Messrs. Stanley, Xenis, Biber, Walsh, Zabrycki and Haythe and Ms. Unsworth are filed herewith as Exhibits (e)(20) through (e)(26) and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Guest Supply Board of Directors

     At a meeting held on January 19, 2001, our board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of Guest Supply shareholders.

     THE GUEST SUPPLY BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES OF GUEST SUPPLY COMMON STOCK PURSUANT TO THE OFFER.

     A letter to Guest Supply shareholders communicating our board of directors' recommendation and a press release announcing the execution of the merger agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Guest Supply Board of Directors Recommendation; Opinion of U.S. Bancorp Piper Jaffray

                                   BACKGROUND

     In early 2000, Guest Supply's management concluded that a combination of Guest Supply with another large company in a complementary industry was likely to result in the greatest value for Guest Supply shareholders as compared to leaving Guest Supply as a stand-alone company.

     Following preliminary discussions with prospective financial advisors, on June 19, 2000, Guest Supply engaged an investment banking firm, U.S. Bancorp Piper Jaffray, to represent Guest Supply in identifying and evaluating potential combinations.

     Guest Supply's management and U.S. Bancorp Piper Jaffray then identified a number of third parties who might have an interest in combining with Guest Supply.

     Commencing in July 2000, representatives of U.S. Bancorp Piper Jaffray contacted a number of third parties in an effort to ascertain, on a preliminary basis, their level of interest in combining with Guest Supply.

     On July 6 and July 21, 2000, Daniel Donoghue, a managing director of U.S. Bancorp Piper Jaffray, telephoned John Stubblefield, Executive Vice President, Finance and Administration, of SYSCO soliciting SYSCO's interest in pursuing a potential transaction with Guest Supply.

     On July 27, 2000, Messrs. Stubblefield and Donoghue discussed the merits of a combination of SYSCO and Guest Supply. Mr. Donoghue also answered preliminary questions posed by Mr. Stubblefield concerning Guest Supply's operations and business prospects. Mr. Donoghue then provided Mr. Stubblefield with Guest Supply's public investor package. Messrs. Stubblefield and Donoghue engaged in occasional preliminary discussions about a possible combination between July 2000 and September 2000.

     On September 19, 2000, SYSCO executed a confidentiality agreement with Guest Supply in preparation for a meeting with Guest Supply's senior management team.

     On September 21, 2000, U.S. Bancorp Piper Jaffray hosted an introductory meeting in Chicago between Guest Supply and SYSCO. Senior representatives from both companies attended this meeting, including Richard Schnieders, President and Chief Operating Officer, and Mr. Stubblefield of SYSCO, as well as Clifford
W. Stanley, President and Chief Executive Officer, and Paul T. Xenis, Chief Financial Officer of Guest Supply. Messrs. Stanley and Xenis made a slide presentation discussing Guest Supply's business, customers, industry and historical financial performance. After this presentation, Messrs. Stanley and Xenis answered questions and provided a broad overview as to how a potential combination might improve both Guest Supply's and SYSCO's future prospects.

     From June until September 2000, Guest Supply, with the assistance of U.S. Bancorp Piper Jaffray, had extensive discussions with BFMA Holding Corporation ("BFMA") based upon BFMA's then-stated intention to offer $24.00 per share for Guest Supply's common stock. After over three months of discussions, Guest Supply terminated negotiations based in part on concerns over BFMA's ability to finance the transaction. In November 2000, BFMA commenced a solicitation of proxies for the election at the 2001 Annual Meeting of Shareholders of Guest Supply of two Class C Directors nominated by BFMA. BFMA also announced that it was prepared to offer $21.00 for each share of Guest Supply common stock. On January 23, 2001, following announcement of the execution of the merger agreement, BFMA announced that it intended to withdraw its proxy solicitation.

     On October 19, 2000, Mr. Stubblefield and Robert G. Culak, Vice President, Financial Reporting and Compliance of SYSCO participated in a conference call with Messrs. Stanley and Xenis of Guest Supply to answer due diligence questions. SYSCO and Guest Supply also discussed the strategic and financial rationale for a possible transaction. In response to this call, Guest Supply sent a package of due diligence materials to SYSCO answering several questions raised on the conference call.

     On October 27, 2000, Messrs. Stubblefield and Culak of SYSCO participated in an additional conference call with Messrs. Stanley and Xenis of Guest Supply to discuss the due diligence package previously sent as well as to answer additional questions. Beginning on this date, and continuing until the merger agreement was signed, representatives of SYSCO continued their due diligence investigation of Guest Supply, including the exchange of information regarding the business and operations of Guest Supply.

     On November 20, 2000, Mr. Donoghue and Jonathan Leiman, also of U.S. Bancorp Piper Jaffray, telephoned Mr. Stubblefield to advise him of the BFMA proxy solicitation. Later that day, Mr. Stubblefield telephoned Mr. Donoghue to inform him that SYSCO intended to make an offer to acquire Guest Supply on November 27, 2000.

     On November 21, 2000, Mr. Donoghue telephoned Mr. Stubblefield to inquire as to whether he had any additional information requests and Mr. Stubblefield advised Mr. Donoghue that SYSCO would make an offer for Guest Supply on November 29, 2000. On November 29, 2000, SYSCO sent a draft proposal to Guest Supply indicating a willingness to acquire Guest Supply for $25.00 per share.

     On December 1, 2000, Mr. Donoghue telephoned Mr. Stubblefield to review the value, timing and the structure of the transaction.

     On December 5, 2000, U.S. Bancorp Piper Jaffray participated in a conference call with our board of directors to discuss the proposed offer.

     On December 7, 2000, SYSCO provided Guest Supply a written letter of intent indicating its willingness to acquire Guest Supply for $25.00 per share. Guest Supply did not execute this letter.

     On December 15, 2000, our board of directors authorized management to enter into an exclusivity and termination fee agreement with SYSCO. This agreement provided for an exclusive negotiating period through January 20, 2001 whereby Guest Supply agreed not to solicit, initiate or encourage any alternative proposals. The agreement further provided that if Guest Supply violated this provision, accepted an alternative proposal, and subsequently consummated an alternative transaction, Guest Supply would be required to pay SYSCO a termination fee of $5.5 million.

     On December 18 and 19, 2000, representatives of SYSCO and SYSCO's counsel, Arnall Golden Gregory LLP, conducted legal due diligence at the offices of Torys, legal counsel to Guest Supply. Legal due diligence activities continued through the execution of the merger agreement.

     On December 26, 2000, Charles H. Cotros, Chairman of the Board and Chief Executive Officer of SYSCO, visited Guest Supply's Orlando, Florida distribution center and met briefly with Mr. Xenis.

     On January 2, 2001, Messrs. Cotros, Schnieders and Stubblefield, accompanied by Michael C. Nichols, Vice President and General Counsel of SYSCO, visited Guest Supply's headquarters, distribution and manufacturing facilities in New Jersey. On January 3, 2001, Messrs. Schnieders, Stubblefield and Nichols visited Guest Supply's facilities in Cleveland, Ohio.

     On January 2, 2001, Thomas E. Lankford, Executive Vice President, Food Service Operations and a director of SYSCO, and Larry J. Accardi, Executive Vice President, Merchandising Services and Multi-Unit Sales, visited Guest Supply's facilities in Dallas, Texas. On January 3, 2001, they visited Guest Supply's facilities in Los Angeles, California.

     From January 2, 2001 through January 5, 2001, Mr. Culak and representatives of Arthur Andersen conducted a review of Guest Supply's financial records at Guest Supply's headquarters in New Jersey.

     On January 15, 2001, members of senior management of SYSCO and members of senior management of Guest Supply, including Mr. Stanley, Mr. Xenis and Thomas
M. Haythe, Guest Supply's General Counsel, and representatives of U.S. Bancorp Piper Jaffray participated in a telephone conference during which the SYSCO representatives made a presentation about SYSCO's business, customers, industry and historical financial performance. After this presentation, the SYSCO representatives responded to questions from the Guest Supply representatives.

     On January 16, 2001, SYSCO's board of directors met by telephone conference call to review the terms and conditions of the proposed transaction with Guest Supply and by unanimous vote of the board of directors authorized the officers of SYSCO to proceed with the offer and the merger.

     On January 18, 2001, Messrs. Donoghue and Stubblefield had a final telephonic negotiation of the price and terms of the proposed offer during which Mr. Stubblefield agreed to increase the price offered for the Guest Supply common stock from $25.00 to $26.00 per share in SYSCO common stock.

     On January 19, 2001, Guest Supply's board of directors met to consider the proposed transaction and the merger agreement and related agreements. At Guest Supply's board meeting, Mr. Stanley, representatives of U.S. Bancorp Piper Jaffray, and Mr. Haythe addressed the board of directors about the business, financial and legal implications, respectively, of a merger between SYSCO and Guest Supply and the terms of the proposed agreements. During that meeting, representatives of U.S. Bancorp Piper Jaffray informed the board that in the opinion of U.S. Bancorp Piper Jaffray, as of January 19, 2001 (subsequently updated on the date of the merger agreement), the exchange ratio under the proposed agreement, the offer and the merger was fair, from a financial point of view, to Guest Supply shareholders. After discussion, Guest Supply's board of directors unanimously voted to approve the agreement and the merger and unanimously resolved to recommend that Guest Supply shareholders accept the offer and tender their shares of Guest Supply common stock in the offer. At the meeting, Guest Supply's board of directors approved an amendment to its preferred stock rights plan in order to exempt the offer and merger from the provisions of the rights plan.

     On January 20, 2001, SYSCO and Guest Supply executed an extension of the exclusivity agreement, extending the arrangement through January 22, 2001.

     On January 22, 2001, SYSCO's executive committee held a telephonic board meeting with its legal advisors and management, and discussed the final terms and conditions of the offer and the merger as set forth in the merger agreement and related agreements. SYSCO's executive committee approved the merger agreement and the related transactions, including the offer and the merger, by the unanimous vote of the directors present.

     On January 22, 2001, the parties executed the merger agreement and related documents. Immediately thereafter, SYSCO and Guest Supply issued a press release announcing the proposed offer and merger.

               REASONS FOR OUR BOARD OF DIRECTORS RECOMMENDATION

     In approving the offer, the merger, the merger agreement and the transactions contemplated thereby, and recommending that all shareholders of Guest Supply common stock accept the offer and tender their shares of Guest Supply common stock pursuant to the offer, our board of directors considered a number of factors, including:

     - the financial condition, results of operations, cash flows, earnings, assets and prospects of Guest Supply, if it remains an independent company;

     - the presentations of Daniel Donoghue and Jonathan Leiman of U.S. Bancorp Piper Jaffray, and the opinion of U.S. Bancorp Piper Jaffray to the effect that, subject to the matters set out in such opinion and subject to the assumptions, factors and limitations set forth in the written opinion, the exchange ratio to be established pursuant to the merger agreement is fair, from a financial point of view, to Guest Supply shareholders (see "-- Opinion of U.S. Bancorp Piper Jaffray" below and attached as Schedule I hereto);

     - the fact that based on the closing price of SYSCO common stock on the NYSE on January 18, 2001, the market value of the SYSCO common stock to be exchanged for each share of Guest Supply common stock pursuant to the offer and the merger represents a premium of approximately 40.1% over the closing price of the Guest Supply common stock on the NYSE on January 18, 2001, and a premium of approximately 55.8% over the closing price of the Guest Supply common stock on the NYSE on the date which was four weeks prior to January 18, 2001;

     - the financial and other terms of the offer, the merger and the merger agreement, including the benefits of the transaction being structured as a first-step exchange offer and a second-step merger, which may provide Guest Supply shareholders with an opportunity to receive shares of SYSCO common stock on an accelerated basis;

     - the recent and historical stock price performance of the shares of Guest Supply common stock and SYSCO common stock;

     - the potential strategic alternatives available to Guest Supply and the viability and risks associated with each alternative, including the prospects for Guest Supply on a stand-alone basis and the risks associated with achieving and executing upon Guest Supply's business plan, both short-term and long-term;

     - the fact that the offer and the merger will present the opportunity for the holders of shares of Guest Supply common stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

     - the expectation of our board of directors that the addition of Guest Supply's operations to SYSCO would likely increase the overall value and profitability of SYSCO, tending to produce greater shareholder value for Guest Supply shareholders;

     - the presentations by, and discussions of the terms of the merger agreement with, Guest Supply's senior management and U.S. Bancorp Piper Jaffray;

     - the likelihood that the offer and the merger would be consummated, including the limited nature of the conditions to the offer and the experience, reputation and financial condition of SYSCO;

     - the consents and approvals required to complete the offer and consummate the merger, including regulatory clearance under the HSR Act and any other antitrust laws, and the favorable prospects for receiving such consents and approvals;

     - the fact that while the merger agreement prohibits Guest Supply from soliciting proposals concerning an acquisition of Guest Supply, our board of directors, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that our board of directors would be able to terminate the merger agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to SYSCO of a termination fee of $5.5 million, plus reimbursement of SYSCO's expenses;

     - the potential effect of the public announcement of the offer and the merger on Guest Supply's ability to attract and retain key management, sales, marketing and technical personnel;

     - the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Guest Supply independently; and

     - the strengths and weaknesses of SYSCO's businesses and the key attributes of the combined company in terms of, among other things, products, sales, customers, management and competitive position.

     Our board of directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, our board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by our board of directors. In addition, individual members of our board of directors may have given different weights to different factors.

     The foregoing discussion of the information and factors considered by our board of directors is not intended to be exhaustive but is believed to include all material factors considered by our board of directors. In view of the wide variety of factors, both positive and negative, considered by our board of directors, our board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

                     OPINION OF U.S. BANCORP PIPER JAFFRAY

     U.S. Bancorp Piper Jaffray has provided the board of directors of Guest Supply with its opinion, dated as of January 22, 2001, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the exchange ratio for the proposed transaction is fair, from a financial point of view, to the shareholders of Guest Supply. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. Shareholders are urged to review such opinion in its entirety, including the assumptions, factors and limitations thereto.

     While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by Guest Supply shareholders in the proposed transaction, which was determined through negotiations between Guest Supply and SYSCO. U.S. Bancorp Piper Jaffray's written opinion, which was directed to our board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio for the proposed transaction, does not address Guest Supply's underlying business decision to proceed with or effect the transaction, and does not constitute a recommendation to any shareholder of Guest Supply as to whether to tender in the offer or take or withhold action with respect to any merger.

     In arriving at its opinion, U.S. Bancorp Piper Jaffray's review included:

     - a draft of the merger agreement, dated January 21, 2001;

     - selected financial, operating, business and other information, including financial forecasts, relative to SYSCO and Guest Supply, that were publicly available or furnished to U.S. Bancorp Piper Jaffray;

     - publicly available market and securities data of SYSCO, Guest Supply and of selected public companies deemed comparable to SYSCO and Guest Supply; and

     - to the extent available, financial information relating to selected transactions deemed comparable to the proposed transaction.

     In addition, U.S. Bancorp Piper Jaffray visited the headquarters of Guest Supply and conducted discussions with members of management of both Guest Supply and SYSCO concerning the business outlook of each of Guest Supply and SYSCO.

     The following is a summary of the material analyses and other information that U.S. Bancorp Piper Jaffray prepared and relied on in delivering its opinion to the board of directors of Guest Supply:

     Market Analysis. U.S. Bancorp Piper Jaffray reviewed the stock trading history of the Guest Supply common stock. In that regard, U.S. Bancorp Piper Jaffray presented recent Guest Supply common stock trading information contained in the following table:

Closing price on January 18, 2001...........................   $18.56
30 trading day average......................................    17.08
60 trading day average......................................    16.94
90 trading day closing average..............................    17.12
180 trading day average.....................................    17.45
52 week high trade..........................................    20.25
52 week low trade...........................................    15.00

     Comparable Company Analysis. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Guest Supply to corresponding data and ratios from two groups of publicly traded companies deemed comparable to Guest Supply by U.S. Bancorp Piper Jaffray. The consumer/industrial distribution group ("CID Group") focused on companies that derive a majority of their revenues from consumer and industrial product distribution activities and included eleven companies: Alberto-Culver Company; Allou Health & Beauty Care, Inc.; Daisytek International Corporation; French Fragrances, Inc.; Handleman Company; International Multifoods Corporation; Nash Finch Company; Nu Skin Enterprises, Inc.; Performance Food Group Company; United Natural Foods, Inc. and United Stationers Inc. The small capitalization public companies group ("SCPC Group") focused on companies U.S. Bancorp Piper Jaffray deemed comparable to Guest Supply due to financial characteristics, such as enterprise value and profitability, and included fifteen companies: Advanced Marketing Services, Inc.; Bright Horizons Family Solutions, Inc.; COMFORCE Corporation; Handleman Company; Headway Corporate Resources, Inc.; ICT Group, Inc.; Insurance Auto Auctions, Inc.; Mothers Work, Inc.; Newmark Homes Corp.; Res-Care, Inc.; Richton International Corporation; Suprema Specialties, Inc.; Thor Industries, Inc.; Sensient Technologies Corporation (f/k/a Universal Foods Corporation); and Washington Homes, Inc.

     This analysis produced multiples of selected valuation data as follows:

                                                        CID GROUP                      SCPC GROUP
                                    GUEST     -----------------------------   -----------------------------
                                  SUPPLY(1)   LOW    MEAN    MEDIAN   HIGH    LOW    MEAN    MEDIAN   HIGH
                                  ---------   ----   -----   ------   -----   ----   -----   ------   -----
Market value to:
  Latest 12 months' earnings....    18.1x     3.6x   14.2x   11.7x    28.1x   4.7x   10.5x    8.8x    35.5x
  Estimated 2000 earnings.......    17.2x     4.0x   14.4x   11.2x    37.4x   3.9x   10.5x    8.2x    33.7x
  Estimated 2001 earnings.......    14.2x     4.8x   12.0x   11.6x    21.7x   4.8x   11.0x    8.8x    29.2x
Enterprise value to:
  Latest 12 months' revenue.....     0.6x     0.1x    0.4x    0.4x     1.1x   0.2x    0.4x    0.4x     1.2x
  Latest 12 months' earnings
     before interest and
     taxes......................    11.5x     3.7x    9.4x    8.1x    19.0x   3.4x    7.6x    7.0x    22.0x
  Latest 12 months' earnings
     before interest, taxes,
     depreciation and
     amortization...............     9.0x     2.9x    6.9x    5.9x    13.9x   2.9x    5.8x    5.4x    15.4x

---------------

(1) Using an assumed $26.00 per share value in the transaction.

     Comparable Transaction Analysis. U.S. Bancorp Piper Jaffray reviewed twenty acquisition transactions (the "Comparable Transactions") involving public and private companies that it deemed comparable to Guest Supply. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions which also met the following criteria:

     - transaction size between $50 million and $1 billion

     - transaction announced between January 1, 1997 and January 18, 2001

     - share repurchases and unsolicited transactions were excluded

     These transactions were:

DATE                                      ACQUIROR                            TARGET
----                                      --------                            ------
10/31/2000..................  French Fragrances, Inc.            Elizabeth Arden Inc. (Unilever
                                                                 PLC)
10/04/2000..................  GN Netcom, Inc.                    Hello Direct, Inc.
08/24/2000..................  The Andrew Jergens Co. (Kao        Chattem, Inc. (Ban
                                Corporation)                     Antiperspirant)
08/16/2000..................  iTurf, Inc.                        dELiA*s Corp.
07/10/2000..................  Wilmar Industries, Inc.            Barnett Inc.
02/28/2000..................  Cosmair Inc. (L'Oreal USA, Inc.)   Carson, Inc.
12/21/1999..................  Individual Investor Group, Inc.    Micro Warehouse, Inc.
09/13/1999..................  MH Millennium Holdings LLC         Herbalife International, Inc
07/15/1999..................  Axcan Pharma Inc.                  Scandipharm, Inc.
05/13/1999..................  Playtex Products, Inc.             Colgate-Palmolive Company (Baby
                                                                   Magic)
04/29/1999..................  AmeriSource Health Corporation     CD Smith Healthcare Inc.
08/26/1998..................  The Dial Corporation               Sarah Michaels Inc.
07/14/1998..................  Henkel KGaA                        DEP Corp.
06/16/1998..................  Carson, Inc.                       Johnson Products Co., Inc. (IVAX
                                                                   Corporation)
06/01/1998..................  The Dial Corporation               Freeman Cosmetic Corp.
04/07/1998..................  The Andrew Jergens Co. (Kao        Bausch & Lomb
                                Corporation)                     Incorporated -- Skin Care
                                                                   Business
02/23/1998..................  Chattem, Inc.                      Bristol-Myers Squibb Company (Ban
                                                                   Antiperspirant)
12/24/1997..................  Reckitt Benckiser plc (f/k/a       S.C. Johnson & Son, Inc. -- 4
                                Reckitt & Coleman NA Inc.)       Brands
11/18/1997..................  The Estee Lauder Companies Inc.    Aveda Corp.
10/17/1997..................  Linsalata Capital Partners Fund    The Tranzonic Companies
                              II LP

     U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for Guest Supply derived from an assumed $26.00 per share value of the proposed transaction:

                                                                 COMPARABLE TRANSACTIONS
                                                           -----------------------------------
                                                           GUEST
                                                           SUPPLY   LOW   MEAN   MEDIAN   HIGH
                                                           ------   ---   ----   ------   ----
Enterprise value to latest twelve months' sales..........    0.6x   0.2x  1.4x    1.1x     4.5x
Enterprise value to latest twelve months' earnings before
  interest and taxes.....................................   11.5x   6.6x  10.9x   8.7x    17.7x
Enterprise value to latest twelve months earnings before
  interest, taxes, depreciation and amortization.........    9.0x   5.3x  7.4x    6.9x    11.6x

     Premiums Paid Analysis. U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed or pending transactions involving public companies it deemed comparable to Guest Supply to determine the implied premiums paid in the transactions over recent trading prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions involving such comparable companies which met the following criteria:

     - transaction size between $50 million and $1 billion

     - transactions announced between January 1, 1997 and January 18, 2001

     - share repurchases were excluded

     Seven transactions met these criteria:

DATE ANNOUNCED                  ACQUIROR NAME                         TARGET NAME
--------------                  -------------                         -----------
10/04/2000..      GN Netcom, Inc.                              Hello Direct, Inc.
08/16/2000..      iTurf, Inc.                                  dELiA*s Corp.
07/10/2000..      Wilmar Industries, Inc.                      Barnett Inc.
02/28/2000..      Cosmair Inc. (L'Oreal USA, Inc.)             Carson, Inc.
12/21/1999..      Individual Investor Group, Inc.              Micro Warehouse, Inc.
07/14/1998..      Henkel KGaA                                  DEP Corp.
10/17/1997..      Linsalata Capital Partners Fund II LP        The Tranzonic Companies

     U.S. Bancorp Piper Jaffray performed its analysis on these transactions, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to Guest Supply shareholders based on an assumed value of $26.00 per share for the proposed transaction. The premium calculations for Guest Supply stock are based upon an assumed announcement date of January 19, 2001.

                                                  GUEST
                                                  SUPPLY   LOW    MEAN   MEDIAN   HIGH
                                                  ------   ----   ----   ------   -----
One day before announcement.....................   40.1%   (1.5)% 39.0%   31.3%   107.6%
One week before announcement....................   50.7%   (2.9)% 57.7%   51.2%   119.2%
Four weeks before announcement..................   55.8%    4.5%  48.0%   48.6%    78.7%

     Discounted Cash Flow Analysis. U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Guest Supply in which it calculated the present value of the projected hypothetical future cash flows of Guest Supply using internal financial planning data prepared by Guest Supply's management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Guest Supply based on the net present value of its implied annual cash flows and a terminal value for Guest Supply in 2004 calculated based upon perpetuity growth rates for free cash flow. U.S. Bancorp Piper Jaffray applied a range of discount rates of 13% to 15% and a range of perpetuity growth rates of 4% to 6% on forecasted 2004 free cash flow. This analysis yielded the following results:

Per Share Equity Value Of Guest Supply
Low......................................................   $  14.66
Mid......................................................      19.05
High.....................................................      25.93

Aggregate Equity Value Of Guest Supply
  (in thousands)
Low......................................................   $100,347
Mid......................................................    130,369
High.....................................................    177,449

     Historical Stock Price Analysis. U.S. Bancorp Piper Jaffray reviewed historical stock trading prices for the Guest Supply common stock and SYSCO common stock on a daily basis for the period from January 19, 1999 to January 18, 2001 and the implied exchange ratios of the closing prices of Guest Supply common stock to the closing prices of SYSCO common stock for those periods. This analysis reflected a minimum historical exchange rate of 0.54 and a maximum of
1.36 during this period.

     Contribution Analysis. U.S. Bancorp Piper Jaffray reviewed projected financial information for 2001 (including revenues, gross profits, earnings before interest and taxes and net income) of Guest Supply, SYSCO and the pro forma combined entity resulting from the proposed transaction based on projections provided by the management of Guest Supply and published estimates for SYSCO. The analysis indicated that in 2001 Guest Supply would contribute 1.8% to combined revenues, 2.1% to combined gross profit, 2.3% to combined earnings before interest and taxes and 2.1% to combined net income.

     Analysis Of SYSCO Common Stock. U.S. Bancorp Piper Jaffray reviewed general background information concerning SYSCO, including recent financial and operating results and outlook, the price performance of shares of SYSCO common stock over the previous twelve months relative to the S&P 500 Composite Index and the combined groups of comparable companies listed below and the stock price and trading volume of SYSCO over selected periods.

     U.S. Bancorp Piper Jaffray also compared financial information and valuation ratios relating to SYSCO to corresponding data and ratios for two groups of companies. The first group consisted of food distribution companies U.S. Bancorp Piper Jaffray deemed comparable to SYSCO (the "FD Group") and included five companies: Fleming Companies, Inc.; Nash Finch Company; Performance Food Group Company; SUPERVALU INC.; and George Weston Limited. The second group consisted of large capitalization food product companies deemed comparable to SYSCO by U.S. Bancorp Piper Jaffray (the "FP Group") and included seven companies: Campbell Soup Company; ConAgra Foods, Inc.; Flowers Industries, Inc.; General Mills, Inc.; H.J. Heinz Company; Hershey Foods Corporation; and Kellogg Company.

     This analysis produced multiples of selected valuation data as follows:

                                                          FD GROUP         FP GROUP
                                                       --------------   --------------
                                               SYSCO   MEAN    MEDIAN   MEAN    MEDIAN
                                               -----   -----   ------   -----   ------
Market value to:
  Latest 12 months' earnings.................  31.8x   17.9x   18.2x    19.4x   19.6x
  Estimated 2000 earnings....................  33.5x   14.4x    9.3x    20.7x   20.2x
  Estimated 2001 earnings....................  29.0x   12.3x    8.0x    18.0x   19.0x
Enterprise value to:
  Latest 12 months' revenue..................  0.9x     0.3x    0.2x     1.9x    2.2x
  Latest 12 months' earnings before interest
     and taxes...............................  19.3x   13.0x   11.8x    13.6x   14.2x
  Latest 12 months' earnings before interest,
     taxes, depreciation and amortization....  15.5x    8.6x    6.4x    10.7x   11.7x

     In reaching its conclusion as to the fairness of the exchange ratio and in its presentation to the board of directors of Guest Supply, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. As the preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description, U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

     The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Guest Supply, SYSCO or the transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Guest Supply and SYSCO were compared and other factors that could affect the public trading value of the companies.

     For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Guest Supply and SYSCO, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. Information prepared by the companies for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of Guest Supply and SYSCO that the information provided to it by Guest Supply and SYSCO was prepared on a reasonable basis, the financial planning data and other business outlook information reflects the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. U.S. Bancorp Piper Jaffray also assumed that there have been no material changes in Guest Supply's or SYSCO's assets, financial condition, results of operation, business or prospects since the date of the last financial statements made available to it.

     U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which the shares of SYSCO common stock may trade at any future time. In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of Guest Supply or SYSCO and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray made no physical inspection of the properties or assets of Guest Supply or SYSCO. U.S. Bancorp Piper Jaffray expressed no opinion regarding whether the necessary regulatory approvals or other conditions to consummation of the transactions contained in the merger agreement will be obtained or satisfied. U.S. Bancorp Piper Jaffray analyzed Guest Supply as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

     U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. U.S. Bancorp Piper Jaffray provides research coverage for SYSCO. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Guest Supply and SYSCO for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     (c) Intent to Tender.

     To Guest Supply's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreements, all executive officers, directors, affiliates and subsidiaries of Guest Supply will tender, pursuant to the offer, all shares of Guest Supply common stock held of record or beneficially owned by them (other than options to acquire shares of Guest Supply common stock) except for those shares of Guest Supply common stock which executive officers and directors are permitted to dispose of pursuant to the Tender Agreements.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to the terms of an agreement dated June 19, 2000 between Guest Supply and U.S. Bancorp Piper Jaffray, Guest Supply engaged U.S. Bancorp Piper Jaffray to assist Guest Supply as its financial advisor in connection with the possible sale of all or a portion of Guest Supply.

     Under the terms of the June 19, 2000 agreement, Guest Supply is obligated to pay U.S. Bancorp Piper Jaffray a fee equal to 1.25% of the total sale price of Guest Supply in connection with the transactions contemplated by the merger agreement for U.S. Bancorp Piper Jaffray's financial advisory services. Guest Supply also agreed to pay U.S. Bancorp Piper Jaffray a retainer fee of $100,000. Guest Supply also agreed to pay U.S. Bancorp Piper Jaffray a $350,000 fee for rendering the opinion described above, which 1.25% fee will be credited against payment of the fee for financial advisory services. Whether or not the transaction is consummated, Guest Supply has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by Guest Supply. Assuming a $26.00 price per share of SYSCO common stock, Guest Supply is obligated to pay U.S. Bancorp Piper Jaffray an aggregate fee equal to approximately $3,100,000.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth above in Item 3 under the caption "The Tender Agreements," to the best of the knowledge of Guest Supply, no transactions in the shares of Guest Supply common stock have been effected during the past 60 days by Guest Supply or any of our executive officers, directors, affiliates or subsidiaries except for: Clifford W. Stanley, President, Chief Executive Officer and Chairman of the Board of Directors of Guest Supply, Teri E. Unsworth, Vice President -- Marketing and a Director of Guest Supply, Thomas M. Haythe, a director of Guest Supply, George S. Zabrycki, a director of Guest Supply, and Edward J. Walsh, a director of Guest Supply, who, on January 11, 2001, exercised warrants to purchase 52,500, 45,000, 15,000, 15,000 and 15,000 shares of Guest Supply common stock, respectively, at a price per share of $2.667. Paul T. Xenis, Vice President -- Finance of Guest Supply, exercised options on January 11, 2001 to purchase 45,000 shares of Guest Supply common stock at a price per share of $2.667. In addition, Mr. Stanley sold on January 25, 2001, 25,000 shares of Guest Supply common stock at a price per share of $25.188; Mr. Xenis sold on January 25, 2001, 17,500 shares of Guest Supply common stock at a price per share of $25.188 and sold on January 30, 2001, 3,000 shares of Guest Supply common stock at a price per share of $25.31; and Mr. Haythe sold on January 24, 2001, 22,000 shares of Guest Supply common stock at a price per share of $25.25.

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

     (a)(i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Guest Supply in response to the offer which relates to a tender offer or other acquisition of Guest Supply's securities by Guest Supply, any subsidiary of Guest Supply or any other person.

        (ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Guest Supply in response to the offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Guest Supply or any subsidiary of Guest Supply, (ii) a purchase, sale or transfer of a material amount of assets of Guest Supply or any subsidiary of Guest Supply, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Guest Supply.

     (b) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of our board of directors, agreements in principle or signed contracts entered into in response to the offer that relate to one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION

     (a) On January 22, 2001, the rights agreement (as described below) was amended in order to render it inapplicable to the transactions contemplated by the merger agreement. A copy of the amendment to the rights agreement is filed herewith as Exhibit (e)(27) and is incorporated herein by reference.

     Guest Supply executed a rights agreement dated July 14, 1988, as amended on August 6, 1997, pursuant to which our board of directors declared a dividend of one preferred share purchase right for each outstanding share of Guest Supply common stock and for each share of Guest Supply common stock issued from and after that date. The dividend was payable on July 26, 1988 to the shareholders of record on that date. Each right entitles the registered holder to purchase from Guest Supply one-hundredth of one preferred share at a price of $30.00, subject to adjustment.

     The rights agreement provides that, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Guest Supply common stock, or (ii) 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the completion of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Guest Supply common stock, the rights will be transferred with and only with Guest Supply common stock.

     Each holder of a right will in such event have the right to receive shares of Guest Supply common stock having a market value of two times the exercise price of the right, which has been set at $30.00; and in the event that Guest Supply is acquired in a merger or other business combination, or if more than 50% of its assets or earning power is sold, each holder of a right would have the right to receive common stock of the acquiring company with a market value of two times the exercise price of the right. Following the occurrence of any of these events, any rights that are beneficially owned by any acquiring person will immediately become null and void.

     The rights are not exercisable until the earlier of such date as described above and will expire on July 15, 2008, unless the final expiration date is extended or the rights are earlier redeemed by Guest Supply at $.01 per right. Our board of directors has taken sufficient action to exempt the offer, the merger and the transactions contemplated by the merger agreement from the provisions of the rights agreement.

     (b) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Preliminary Prospectus, dated February 5, 2001
                            (Incorporated herein by reference to the prospectus
                            included in the Registration Statement on Form S-4 of
                            SYSCO filed February 5, 2001).
         (a)(2)          -- Letter of Transmittal (Incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4
                            of SYSCO filed February 5, 2001).
         (a)(3)          -- Chairman's Letter to Shareholders of Guest Supply, dated
                            February 5, 2001.*
         (a)(4)          -- Joint Press Release of Guest Supply and SYSCO, dated
                            January 22, 2001 (Incorporated herein by reference to
                            Guest Supply's Form 425 filed January 23, 2001).
         (e)(1)          -- Merger Agreement and Plan of Reorganization, dated as of
                            January 22, 2001, among SYSCO, SFS of New Jersey and
                            Guest Supply (Incorporated herein by reference to Exhibit
                            2(a) to Guest Supply's Current Report on Form 8-K, filed
                            January 24, 2001 and to Exhibit 2.1 to the Registration
                            Statement on Form S-4 of SYSCO Corporation filed February
                            5, 2001).
         (e)(2)          -- Opinion of U.S. Bancorp Piper Jaffray to the Board of
                            Directors of Guest Supply, dated January 22, 2001
                            (included as Schedule I hereto).*
         (e)(3)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to the
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
         (e)(4)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(5)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and R. Eugene Biber (Incorporated by
                            reference to Exhibit 99.8 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(6)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
         (e)(7)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(8)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and R. Eugene Biber (Incorporated by
                            reference to Exhibit 99.8 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(9)          -- Noncompetition Agreement, dated as of January 22, 2001, between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
        (e)(10)          -- Noncompetition Agreement, dated as of January 22, 2001, between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
        (e)(11)          -- Employment Agreement Amendment and Acknowledgment, dated as of January 22, 2001, by and between Guest Supply and
                            Teri E. Unsworth (Incorporated by reference to Exhibit
                            99.9 to the Registration Statement on Form S-4 of SYSCO
                            filed February 5, 2001).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (e)(12)          -- Amendment to General Counsel Agreement dated as of
                            January 22, 2001, by and between Thomas M. Haythe and
                            Guest Supply (Incorporated by reference to Exhibit 99.11
                            to Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
        (e)(13)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Clifford W. Stanley.
        (e)(14)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Paul T. Xenis.
        (e)(15)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Thomas M. Haythe.
        (e)(16)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and R. Eugene Biber.
        (e)(17)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and George S. Zabrycki.
        (e)(18)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Edward J. Walsh.
        (e)(19)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Teri E. Unsworth.
        (e)(20)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Clifford W. Stanley and SYSCO (Incorporated
                            herein by reference to Exhibit 4(h) to Guest Supply's
                            Current Report on Form 8-K, filed January 24, 2001).
        (e)(21)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Paul T. Xenis and SYSCO (Incorporated herein by
                            reference to Exhibit 4(i) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(22)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Thomas M. Haythe and SYSCO (Incorporated herein
                            by reference to Exhibit 4(j) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(23)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between R. Eugene Biber and SYSCO (Incorporated herein by
                            reference to Exhibit 4(n) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(24)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between George S. Zabrycki and SYSCO (Incorporated herein
                            by reference to Exhibit 4(m) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(25)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Edward J. Walsh and SYSCO (Incorporated herein by
                            reference to Exhibit 4(l) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(26)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Teri E. Unsworth and SYSCO (Incorporated herein
                            by reference to Exhibit 4(k) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(27)          -- Amendment No. 2, dated as of January 22, 2001, to the
                            Rights Agreement, dated as of July 15, 1988, as amended
                            by the Amendment No. 1 to Rights Agreement, dated as of
                            August 17, 1997, by and between Guest Supply and Mellon
                            Investor Services LLC, as Rights Agent (Incorporated
                            herein by reference to Exhibit 4(g) to Guest Supply's
                            Current Report on Form 8-K, filed January 24, 2001).

---------------

* Included in copy mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2001

                                            GUEST SUPPLY, INC.

                                            By:  /s/ CLIFFORD W. STANLEY
                                            ------------------------------------
                                            Name: Clifford W. Stanley
                                            Title: President and Chief Executive
                                            Officer

                                                                      SCHEDULE I

[US BANCORP LOGO]

    233 South Wacker Drive
    Suite 3620
    Chicago, IL 60606

    312 920-2130
    Fax 312 920-2145

January 22, 2001

Board of Directors
Guest Supply, Inc.
4301 U.S. Highway One
P.O. Box 902
Monmouth Junction, NJ 08852-0902

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, no par value (the "Common Stock"), of Guest Supply, Inc. (the "Company") of the Exchange Ratio (as defined below) of shares of common stock, par value $1.00 per share, of Sysco Corporation ("Parent," and such shares being referred to as "Parent Shares") to be received for each share of Common Stock pursuant to a Merger Agreement and Plan of Reorganization dated as of January 22, 2001 (the "Agreement"), by and among the Company, Parent and Sysco Food Service of New Jersey, Inc. ("Purchaser").

     The Agreement provides for the commencement by Purchaser of an exchange offer (the "Offer") to exchange Parent Shares for the Company's Common Stock at an exchange ratio (the "Offer Exchange Ratio") equal to (i) if the Average Sysco Offer Price (as defined in the Agreement) is greater than or equal to $22.00 per share and less than or equal to $30.00 per share, a number of Parent Shares per share of Common Stock equal to $26.00 divided by the Average Sysco Offer Price,
(ii) if the Average Sysco Offer Price is less than $22.00, 1.1818 Parent Shares per share of Common Stock and (iii) if the Average Sysco Offer Price is greater than $30.00, .8667 Parent Shares per share of Common Stock. If the Offer is consummated, shares of Common Stock not acquired in the Offer are to be converted into the right to receive Parent Shares in a subsequent statutory merger (the "Second-Step Merger") based upon the Offer Exchange Ratio. If the Offer is not consummated in certain circumstances, the Agreement provides for an alternative merger structure (the "Alternate Merger") pursuant to which Common Stock is converted into Parent Shares in a statutory merger at an exchange ratio (the "Merger Exchange Ratio") equal to (i) if the Average Sysco Merger Price (as defined in the Agreement) is greater than or equal to $22.00 per share and less than or equal to $30.00 per share, a number of Parent Shares per share of Common Stock equal to $26.00 divided by the Average Sysco Merger Price, (ii) if the Average Sysco Merger Price is less than $22.00, 1.1818 Parent Shares per share of Common Stock and (iii) if the Average Sysco Merger Price is greater than $30.00, .8667 Parent Shares per share of Common Stock. The Offer Exchange Ratio and the Merger Exchange Ratio are referred to herein as the "Exchange Ratio." The foregoing Offer, Second - Step Merger, and Alternate Merger, as more specifically set forth in the Agreement, are referred to in this letter as the "Transaction".

     U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for services which is contingent upon consummation of the Transaction. We will also receive a fee for providing this opinion; this opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray makes a market in the Parent Shares and provides research coverage for the Parent. In the ordinary course of our business, we and our affiliates may actively trade securities of Parent or the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary or appropriate under the circumstances. Among other things, we have reviewed a draft of the Agreement dated January 21, 2001 and certain other documents related to the Transaction and certain financial and other information (including financial forecasts) that was publicly available or furnished to us by the Company and Parent, including information provided during discussions with the management of the Company and Parent. We have visited the corporate offices of the Company and made inquiries of management of the Company regarding the Company's past and current business operations, financial condition and future prospects. We have also made inquiries of management of the Parent regarding the Parent's past and current business operations, financial condition and future prospects. In addition, we have compared certain financial data of the Company with other companies we deemed relevant whose securities are traded in public markets, reviewed and compared prices paid in and other financial information concerning certain business combinations we deemed relevant and reviewed and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In conducting our review and in rendering our opinion, we have, with your consent, relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have further relied, with your consent, upon the assurances of the management of the Company and Parent that the information provided to us as set forth above has been prepared on a reasonable basis and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed, with your consent, that there have been no material changes in the Company's or Parent's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We have assumed, with your consent, that the final form of the Agreement will be substantially similar to the last draft reviewed by us, without modification of material terms or conditions.

     In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. The analyses performed by U.S. Bancorp Piper Jaffray in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.

     This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. Our opinion addresses solely the fairness of the Exchange Ratio to the holders of Common Stock in the Transaction, and does not address any other terms or agreement relating to the Transaction.

     This opinion is for the use and benefit of the Board of Directors in connection with its consideration of the Transaction. This opinion may not be published or otherwise used, nor may any public references to U.S. Bancorp Piper Jaffray be made without our prior written consent. This opinion is not intended to be and does not constitute a recommendation to any stockholder regarding whether to tender shares of Common Stock in any offer which is part of the Transaction or as to how such stockholder should vote with respect to any merger which is part of the Transaction. In connection with this opinion, we were not requested to opine as to, and this opinion does not address, the merits of the basic business decision to proceed with or effect the Transaction or to compare the Transaction to, or consider, alternative transactions that may have been available to the Company.

     We are not expressing any opinion herein as to the prices at which Parent Shares will trade following the announcement or consummation of the Transaction, or any portion thereof. Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of the Common Stock in the Transaction, from a financial point of view.

Sincerely,

 /s/ U.S. BANCORP PIPER JAFFRAY INC.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (a)(1)          -- Preliminary Prospectus, dated February 5, 2001
                            (Incorporated herein by reference to the prospectus
                            included in the Registration Statement on Form S-4 of
                            SYSCO filed February 5, 2001).
         (a)(2)          -- Letter of Transmittal (Incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4
                            of SYSCO filed February 5, 2001).
         (a)(3)          -- Chairman's Letter to Shareholders of Guest Supply, dated
                            February 5, 2001.*
         (a)(4)          -- Joint Press Release of Guest Supply and SYSCO, dated
                            January 22, 2001 (Incorporated herein by reference to
                            Guest Supply's Form 425 filed January 23, 2001).
         (e)(1)          -- Merger Agreement and Plan of Reorganization, dated as of
                            January 22, 2001, among SYSCO, SFS of New Jersey and
                            Guest Supply (Incorporated herein by reference to Exhibit
                            2(a) to Guest Supply's Current Report on Form 8-K, filed
                            January 24, 2001 and to Exhibit 2.1 to the Registration
                            Statement on Form S-4 of SYSCO Corporation filed February
                            5, 2001).
         (e)(2)          -- Opinion of U.S. Bancorp Piper Jaffray to the Board of
                            Directors of Guest Supply, dated January 22, 2001
                            (included as Schedule I hereto).*
         (e)(3)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to the
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
         (e)(4)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(5)          -- Employment Agreement, dated as of January 22, 2001,
                            between Guest Supply and R. Eugene Biber (Incorporated by
                            reference to Exhibit 99.8 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(6)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
         (e)(7)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(8)          -- Waiver Agreement, dated as of January 22, 2001 by and
                            between Guest Supply and R. Eugene Biber (Incorporated by
                            reference to Exhibit 99.8 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
         (e)(9)          -- Noncompetition Agreement, dated as of January 22, 2001, between Guest Supply and Clifford W. Stanley
                            (Incorporated by reference to Exhibit 99.6 to
                            Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
        (e)(10)          -- Noncompetition Agreement, dated as of January 22, 2001, between Guest Supply and Paul T. Xenis (Incorporated by
                            reference to Exhibit 99.7 to Registration Statement on
                            Form S-4 of SYSCO filed February 5, 2001).
        (e)(11)          -- Employment Agreement Amendment and Acknowledgment, dated as of January 22, 2001, by and between Guest Supply and
                            Teri E. Unsworth (Incorporated by reference to Exhibit
                            99.9 to the Registration Statement on Form S-4 of SYSCO
                            filed February 5, 2001).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (e)(12)          -- Amendment to General Counsel Agreement dated as of
                            January 22, 2001, by and between Thomas M. Haythe and
                            Guest Supply (Incorporated by reference to Exhibit 99.11
                            to Registration Statement on Form S-4 of SYSCO filed
                            February 5, 2001).
        (e)(13)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Clifford W. Stanley.
        (e)(14)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Paul T. Xenis.
        (e)(15)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Thomas M. Haythe.
        (e)(16)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and R. Eugene Biber.
        (e)(17)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and George S. Zabrycki.
        (e)(18)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Edward J. Walsh.
        (e)(19)          -- Reload Waiver Agreement, dated as of January 22, 2001, by and between Guest Supply and Teri E. Unsworth.
        (e)(20)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Clifford W. Stanley and SYSCO (Incorporated
                            herein by reference to Exhibit 4(h) to Guest Supply's
                            Current Report on Form 8-K, filed January 24, 2001).
        (e)(21)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Paul T. Xenis and SYSCO (Incorporated herein by
                            reference to Exhibit 4(i) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(22)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Thomas M. Haythe and SYSCO (Incorporated herein
                            by reference to Exhibit 4(j) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(23)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between R. Eugene Biber and SYSCO (Incorporated herein by
                            reference to Exhibit 4(n) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(24)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between George S. Zabrycki and SYSCO (Incorporated herein
                            by reference to Exhibit 4(m) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(25)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Edward J. Walsh and SYSCO (Incorporated herein by
                            reference to Exhibit 4(l) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(26)          -- Tender Agreement, dated as of January 22, 2001, by and
                            between Teri E. Unsworth and SYSCO (Incorporated herein
                            by reference to Exhibit 4(k) to Guest Supply's Current
                            Report on Form 8-K, filed January 24, 2001).
        (e)(27)          -- Amendment No. 2, dated as of January 22, 2001, to the
                            Rights Agreement, dated as of July 15, 1988, as amended
                            by the Amendment No. 1 to Rights Agreement, dated as of
                            August 17, 1997, by and between Guest Supply and Mellon
                            Investor Services LLC, as Rights Agent (Incorporated
                            herein by reference to Exhibit 4(g) to Guest Supply's
                            Current Report on Form 8-K, filed January 24, 2001).

---------------

* Included in copy mailed to shareholders.